 Exhibit 99.1
2022 Annual Report

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED
OBJECTIVES:
1)
We expect to compound our mark-to-market book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees, shareholders and the communities where we operate – at the expense of short term profits if necessary.

2)
Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

3)
We always want to be soundly financed.

4)
We provide complete disclosure annually to our shareholders.

STRUCTURE:
1)
Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions, financing and investments, which are done by or with Fairfax. Investing will always be conducted based on a long term value-oriented philosophy. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)
Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)
Share ownership and large incentives are encouraged across the Group.

4)
Fairfax will always be a very small holding company and not an operating company.

VALUES:
1)
Honesty and integrity are essential in all our relationships and will never be compromised.

2)
We are results oriented – not political.

3)
We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)
We are hard working but not at the expense of our families.

5)
We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)
We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)
We will never bet the company on any project or acquisition.

8)
We believe in having fun – at work!

2022 Annual Report
Fairfax Corporate Performance
(in US$ millions, except as otherwise indicated)(1)
	Book value per share(2)	Closing share price(1)	Revenue	Net earnings (loss)	Total assets	Invest- ments	Net debt(3)	Common share- holders’ equity	Shares out- standing	Earnings (loss) per share
As at and for the years ended December 31(4)
1985	1.52	3.25(5)	12.2	(0.6)	30.4	23.9	–	7.6	5.0	(1.35)
1986	4.25	12.75	38.9	4.7	93.4	68.8	3.7	29.7	7.0	0.98
1987	6.30	12.37	86.9	12.3	139.8	93.5	4.9	46.0	7.3	1.72
1988	8.26	15.00	112.0	12.1	200.6	111.7	27.3	60.3	7.3	1.63
1989	10.50	18.75	108.6	14.4	209.5	113.1	21.9	76.7	7.3	1.87
1990	14.84	11.00	167.0	18.2	461.9	289.3	83.3	81.6	5.5	2.42
1991	18.38	21.25	217.4	19.6	447.0	295.3	58.0	101.1	5.5	3.34
1992	18.55	25.00	237.0	8.3	464.6	311.7	69.4	113.1	6.1	1.44
1993	26.39	61.25	266.7	25.8	906.6	641.1	118.7	211.1	8.0	4.19
1994	31.06	67.00	464.8	27.9	1,549.3	1,105.9	166.3	279.6	9.0	3.41
1995	38.89	98.00	837.0	63.9	2,104.8	1,221.9	175.7	346.1	8.9	7.15
1996	63.31	290.00	1,082.3	110.6	4,216.0	2,520.4	281.6	664.7	10.5	11.26
1997	86.28	320.00	1,507.7	152.1	7,148.9	4,054.1	369.7	960.5	11.1	14.12
1998	112.49	540.00	2,469.0	280.3	13,640.1	7,867.8	830.0	1,364.8	12.1	23.60
1999	155.55	245.50	3,905.9	42.6	22,229.3	12,289.7	1,248.5	2,088.5	13.4	3.20
2000	148.14	228.50	4,157.2	75.5	21,667.8	10,399.6	1,251.5	1,940.8	13.1	5.04
2001	117.03	164.00	3,953.2	(406.5)	22,183.8	10,228.8	1,194.1	1,679.5	14.4	(31.93)
2002	125.25	121.11	5,104.7	252.8	22,173.2	10,596.5	1,602.8	1,760.4	14.1	17.49
2003	163.70	226.11	5,731.2	288.6	24,877.1	12,491.2	1,961.1	2,264.6	13.8	19.51
2004	162.76	202.24	5,829.7	53.1	26,271.2	13,460.6	1,965.9	2,605.7	16.0	3.11
2005	137.50	168.00	5,900.5	(446.6)	27,542.0	14,869.4	1,984.0	2,448.2	17.8	(27.75)
2006	150.16	231.67	6,803.7	227.5	26,576.5	16,819.7	1,613.6	2,662.4	17.7	11.92
2007	230.01	287.00	7,510.2	1,095.8	27,941.8	19,000.7	1,207.4	4,063.5	17.7	58.38
2008	278.28	390.00	7,825.6	1,473.8	27,305.4	19,949.8	412.5	4,866.3	17.5	79.53
2009	369.80	410.00	6,635.6	856.8	28,452.0	21,273.0	1,071.1	7,391.8	20.0	43.75
2010	376.33	408.99	5,967.3	335.8	31,448.1	23,300.0	1,254.9	7,697.9	20.5	14.82
2011	364.55	437.01	7,475.0	45.1	33,406.9	24,322.5	2,055.7	7,427.9	20.4	(0.31)
2012	378.10	358.55	8,022.8	526.9	36,945.4	26,094.2	1,920.6	7,654.7	20.2	22.68
2013	339.00	424.11	5,944.9	(573.4)	35,999.0	24,861.6	1,752.9	7,186.7	21.2	(31.15)
2014	394.83	608.78	10,017.9	1,633.2	36,131.2	26,192.7	1,966.3	8,361.0	21.2	73.01
2015	403.01	656.91	9,580.4	567.7	41,529.0	29,016.1	2,075.6	8,952.5	22.2	23.15
2016	367.40	648.50	9,299.6	(512.5)	43,384.4	28,430.7	3,438.2	8,484.6	23.1	(24.18)
2017	449.55	669.34	16,224.6	1,740.6	64,090.1	39,255.4	4,057.2	12,475.6	27.8	64.98
2018	432.46	600.98	17,757.7	376.0	64,372.1	38,840.6	4,929.8	11,779.3	27.2	11.65
2019	486.10	609.74	21,532.8	2,004.1	70,508.5	39,004.6	6,257.4	13,042.6	26.8	69.79
2020	478.33	433.85	19,794.9	218.4	74,054.0	43,171.4	7,584.6	12,521.1	26.2	6.29
2021	630.60	622.24	26,467.9	3,401.1	86,645.4	53,022.8	6,306.8	15,049.6	23.9	122.25
2022	657.68	802.07	28,050.0	1,147.2	92,125.1	55,477.7	7,298.5	15,340.7	23.3	43.49
Compound annual growth
	17.8%	16.1%

(1)
All share references are to common shares; Closing share price is in Canadian dollars; Per share amounts are in US dollars; Shares outstanding are in millions.

(2)
Calculated as common shareholders’ equity divided by common shares effectively outstanding.

(3)
Calculated as total debt less holding company cash and investments (net of derivative obligations).

(4)
IFRS basis for 2010 to 2022; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(5)
When current management took over in September 1985.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile
Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.
Property and Casualty Insurance and Reinsurance
North American Insurers
Northbridge Financial, based in Toronto, Canada, provides property and casualty insurance products in the Canadian market through its Northbridge and Federated subsidiaries. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2022, Northbridge’s net premiums written were Cdn$2,679.3 million (approximately US$2,059 million). At year-end, the company had statutory equity of Cdn$2,255.4 million (approximately US$1,665 million) and there were 1,780 employees.
Crum & Forster, based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial, principally specialty, coverages. In 2022, Crum & Forster’s net premiums written were US$3,658.4 million. At year-end, the company had statutory surplus of US$2,045.8 million and there were 2,331 employees.
Zenith National, based in Woodland Hills, California, is primarily engaged in the workers compensation insurance business in the United States. In 2022, Zenith National’s net premiums written were US$739.9 million. At year-end, the company had statutory surplus of US$708.8 million and there were 1,445 employees.
Global Insurers and Reinsurers
Odyssey Group, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance and specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2022, Odyssey Group’s net premiums written were US$5,908.0 million. At year-end, the company had shareholders’ equity of US$5,468.0 million and there were 1,340 employees.
Brit, based in London, England, is a market-leading global Lloyd’s of London specialty insurer and reinsurer. In 2022, Brit’s net premiums written were US$3,142.2 million. At year-end, the company had shareholders’ equity of US$1,768.3 million and there were 969 employees.
Allied World, based in Pembroke, Bermuda, provides property, casualty and specialty insurance and reinsurance solutions, with principal locations in the United States, Bermuda, London, Singapore and Canada. In 2022, Allied World’s net premiums written were US$4,456.1 million. At year-end, the company had shareholders’ equity of US$4,594.7 million and there were 1,550 employees.
International Insurers and Reinsurers
Group Re primarily constitutes the participation by CRC Re, Wentworth and Connemara (all based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as third party reinsurers. Group Re also writes third party business. In 2022, Group Re’s net premiums written were US$452.0 million. At year-end, the Group Re companies had combined shareholders’ equity of US$582.2 million.
Bryte Insurance, based in South Africa, writes property and casualty insurance in South Africa and Botswana. In 2022, Bryte Insurance’s net premiums written were ZAR 4.5 billion (approximately US$274 million). At year-end, the company had shareholders’ equity of ZAR 2,559.0 million (approximately US$150 million) and there were 805 employees.
Eurolife General, based in Greece, writes general insurance in Greece and Romania. In 2022, Eurolife General’s net premiums written were €56.6 million (approximately US$60 million). At year-end, the company had shareholders’ equity of €65.5 million (approximately US$70 million) and there were 232 employees.
Fairfax Asia
Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2022, Falcon’s net premiums written were HKD 596.5 million (approximately US$76 million). At year-end, the company had shareholders’ equity of HKD 751.8 million (approximately US$96 million) and there were 63 employees.
Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2022, Pacific’s net premiums written were MYR 378.9 million (approximately US$86 million). At year-end, the company had shareholders’ equity of MYR 512.3 million (approximately US$116 million) and there were 433 employees.

AMAG Insurance, based in Indonesia, writes all classes of general insurance in Indonesia. In 2022, AMAG’s net premiums written were IDR 819.2 billion (approximately US$55 million). At year-end, the company had shareholders’ equity of IDR 2,822.4 billion (approximately US$181 million) and there were 752 employees.
Fairfirst Insurance, based in Sri Lanka, writes general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. In 2022, Fairfirst’s net premiums written were LKR 9,037.5 million (approximately US$29 million). At year-end, the company had shareholders’ equity of LKR 7,574.8 million (approximately US$21 million) and there were 954 employees.
Singapore Re, based in Singapore, underwrites general property and casualty reinsurance in the Asian region. In 2022, Singapore Re’s net premiums written were SGD 108.9 million (approximately US$79 million). At year-end, the company had shareholders’ equity of SGD 282.9 million (approximately US$211 million) and there were 68 employees.
Fairfax Central and Eastern Europe
Colonnade Insurance, based in Luxembourg, writes general insurance through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania and through its Ukrainian insurance company. In 2022, Colonnade Insurance’s net premiums written were US$189.1 million. At year-end, the company had shareholders’ equity of US$131.1 million and there were 605 employees.
Polish Re, based in Warsaw, writes reinsurance in the Central and Eastern European regions. In 2022, Polish Re’s net premiums written were PLN 572.3 million (approximately US$129 million). At year-end, the company had shareholders’ equity of PLN 339.2 million (approximately US$77 million) and there were 50 employees.
Fairfax Ukraine, which comprises ARX Insurance and Universalna, primarily writes property and casualty insurance in Ukraine. In 2022, Fairfax Ukraine’s net premiums written were UAH 4,177.8 million (approximately US$130 million). At year-end, the company had shareholders’ equity of UAH 2,372.4 million (approximately US$64 million) and there were 1,048 employees.
Fairfax Latin America
Fairfax Brasil, based in São Paulo, writes general insurance in Brazil. In 2022, Fairfax Brasil’s net premiums written were BRL 669.6 million (approximately US$130 million). At year-end, the company had shareholders’ equity of BRL 910.7 million (approximately US$173 million) and there were 269 employees.
Fairfax Latam, based in Miami, writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina and Uruguay. In 2022, Fairfax Latam’s net premiums written were US$274.5 million. At year-end, the company had shareholders’ equity of US$135.7 million and there were 985 employees.
Life Insurance and Run-off
Eurolife, based in Greece, writes primarily life insurance in Greece and Romania. In 2022, Eurolife’s net premiums written were €326.9 million (approximately US$344 million). At year-end, the company had shareholders’ equity of €368.5 million (approximately US$393 million) and there were 214 employees.
The Resolution Group (TRG), based in Manchester, New Hampshire, manages run-off businesses in the U.S. under the RiverStone name. At year-end, TRG/RiverStone had shareholders’ equity of US$404.9 million and there were 350 employees.
Other
Fairfax India Holdings is a Toronto Stock Exchange-listed investment holding company whose objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in India and Indian businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, India. At year-end, the company had shareholders’ equity of US$1,491.2 million.
Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and run-off subsidiaries of Fairfax.
Notes:
(1)
All of the above companies are wholly owned except for 90.0%-owned Odyssey Group, 86.2%-owned Brit, 82.9%-owned Allied World, 85.0%-owned Pacific Insurance, 78.0%-owned Fairfirst Insurance, 80.3%-owned AMAG Insurance, 70.0%-owned Fairfax Ukraine, 80.0%-owned Eurolife and Eurolife General, and Fairfax India Holdings (94.4% voting control, 34.7%-owned).

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)
The foregoing lists all of Fairfax’s operating subsidiaries (many of which operate through their own operating structure, primarily involving wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 43.7% interest in Gulf Insurance (a Kuwait company with property and casualty insurance operations in the MENA region), a 47.1% interest in Thai Re (a Thai reinsurance and insurance company), a 15.0% interest in Alltrust Insurance (a Chinese property and casualty insurance company), a 35.0% interest in BIC Insurance (a Vietnamese property and casualty insurance company), a 41.2% interest in Falcon Insurance (Thailand), a 45.3% interest in Digit (a digital insurance company in India) and a 7.3% interest in Africa Re as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, run-off or other operations.

Contents
Fairfax Corporate Performance	1
Corporate Profile	2
Chairman’s Letter to Shareholders	6
Management’s Responsibility for the Financial Statements and Management’s Report on Internal Control over Financial Reporting	36
Report of Independent Registered Public Accounting Firm	37
Fairfax Consolidated Financial Statements	40
Notes to Consolidated Financial Statements	47
Management’s Discussion and Analysis of Financial Condition and Results of Operations	127
Appendix to Chairman’s Letter to Shareholders	207
Corporate Information	210

FAIRFAX FINANCIAL HOLDINGS LIMITED

To our Shareholders:
We had an outstanding year in 2022 as our gross premiums increased by 16% to $27.6 billion1 while our interest and dividend income increased significantly, due largely to rising interest rates, from an annual run rate of $530 million at the end of 2021 to a current annual run rate of approximately $1.5 billion. And we were one of the few insurance companies in the world to have an increase in book value per share (up 6%) in 2022 while most of our competitors had a 10% – 30% decrease in book value per share, mainly due to the effect of rising interest rates on their fixed income portfolio. Years of refusing to reach for yield by going long duration paid off for us in 2022, as 50% of our investment portfolio was in cash and treasury bills at the end of 2021. And our stock price increased in 2022 by 29%!
Since we began in 1985, 37 years ago, our book value per share has compounded at 18.5% (including dividends) annually while our common stock price has compounded at 17.3% (including dividends) annually.
Fairfax has been transformed in the last five years. We have become one of the largest property and casualty companies in the world with $27.6 billion in gross premiums written, all operating in a decentralized structure with outstanding management focused on disciplined underwriting.
The table below shows our growth since 2017, after we had purchased Allied World and in the midst of a hard market in insurance that began in 2019:
	Gross Premiums Written			Average Combined Ratio
	2017	2022	% change
	($ billions)
Northbridge	1.2	2.3	95%	92%
Odyssey Group	2.7	6.6	141%	96%
Crum & Forster	2.1	4.6	116%	97%
Brit	2.0	4.0	93%	102%
Allied World	3.1	6.5	110%	94%
Total	13.8	27.6	99%	96%
The table below shows you how our significant increases in gross premiums written have resulted in a significant increase in our float and in our investment portfolio. This is magnified on a per share basis as a result of the reduction in our outstanding shares through share buybacks which have reduced our shares outstanding by 16% over the last five years, from 27.8 million at the end of 2017 to 23.3 million at the end of 2022:
	2017	2022	% Change
Shares outstanding	27.8	23.3	-16%

	($ billions)
Gross premiums	13.8	27.6	99%
Float	22.9	31.2	36%
Investment portfolio	39.3	55.5	41%
Common shareholders’ equity	12.5	15.3	23%
Per Share	($)
Gross premiums	499	1,182	137%
Float	826	1,339	62%
Investment portfolio	1,415	2,378	68%
Common shareholders’ equity	450	658	46%

1
Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $millions except as otherwise indicated. Some numbers may not add due to rounding. Certain of the performance measures and ratios in this letter do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies. See the Glossary of Non-GAAP and Other Financial Measures in the MD&A (MD&A Glossary) and the Appendix to Chairman’s Letter to Shareholders (Appendix) for details.

This rapid growth in the last five years focused on underwriting profit and not reaching for yield. This has resulted in our expected future annual operating income of more than $3.0 billion: $1.5 billion from interest and dividend income, more than $1.0 billion in underwriting profit and more than $0.5 billion profit from non-insurance companies (associates and consolidated investments), resulting in Fairfax earning approximately $100 per share even without any potential gains on our stock positions! Fairfax has never been in this position before! Over the next few years, we may be in a virtuous cycle, where interest and dividend income, underwriting profit and capital gains all go up together! In the future, we will focus on our operating income as stock and bond price fluctuations are only relevant over the long term.
Here’s how our insurance companies performed in 2022:
	Underwriting Profit	Combined Ratio	Catastrophe Losses	Combined Ratio Excluding Catastrophe Losses	Increase in Gross Premiums 2022 vs 2021
Northbridge	205	89%	2%	87%	8%
Odyssey Group	209	96%	8%	88%	18%
Crum & Forster	190	95%	2%	93%	23%
Zenith	39	95%	0%	95%	1%
Brit	61	98%	11%	87%	22%
Allied World	389	91%	8%	83%	12%
International Re/Insurers	13	99%	5%	95%	10%
Consolidated	1,105	95%	6%	89%	16%
We had a record underwriting profit of  $1.1 billion in 2022 as all our major insurance companies had a combined ratio below 100% in spite of significant catastrophes. Because of diversification and the size of our companies, we were able to absorb record catastrophe losses of  $1.3 billion and still have a combined ratio of 95%. And again with very strong reserving! As the table shows, all of our insurance and reinsurance companies (except Zenith) continued to grow significantly in 2022.
In 2022, Northbridge and Allied World had the lowest combined ratios of 89% and 91% respectively, while producing record underwriting profits. At gross premiums of  $6.6 billion and $6.5 billion respectively, Odyssey Group and Allied World were our largest companies.
In spite of major catastrophe losses in 2022, particularly from Hurricane Ian, Brit had a combined ratio of 98% (and Ki, its innovative follow-only syndicate, which only began business in 2021, had a combined ratio of 99%). Matthew Wilson had returned to Brit as CEO in September following a leave of absence battling a rare form of blood cancer, but late in 2022, following strict orders from his doctors, Matthew decided to step down as Brit CEO to focus on his family and health. It was one of the hardest decisions he ever had to make. Matthew had been with Brit for 23 years and was instrumental in building Brit to be one of the most forward-thinking companies in the market. He leaves a lasting legacy of success across the whole organization. Matthew recommended that Martin Thompson, who filled in so well for him during his leave of absence, become Brit’s full-time CEO, and we are happy to say that Martin has agreed to take on that role. Martin is a highly experienced leader in the insurance sector and demonstrated this when filling in for Matthew. We are very pleased that Matthew will remain as an Executive Advisory Director to Fairfax, Brit and Ki going forward.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The transformation of Fairfax was due to the outstanding Presidents and management teams we have at each of our decentralized companies (23 in total). We list them here again for you and the tenure of each of the Presidents:
Company	President	Years with Fairfax	Years with the Company
Northbridge	Silvy Wright	29	29
Odyssey Group	Brian Young	27	27
Crum & Forster	Marc Adee	23	23
Zenith	Kari Van Gundy	13	27
Brit	Martin Thompson	2	1
Allied World	Lou Iglesias	6	11
Falcon (Hong Kong)	Chiu Furmen	2	2
Pacific (Malaysia)	Gobi Athappan	22	8
AMAG (Indonesia)	Pankaj Oberoi	6	6
Fairfirst (Sri Lanka)	Sandeep Gopal	3	3
Singapore Re	Philippe Mallier	26	2
Bryte (South Africa)	Edwyn O’Neill	6	10
Colonnade (CEE)	Peter Csakvari	8	8
Polish Re	Jacek Kugacz	14	27
ARX Insurance (Ukraine)	Andrey Peretyazhko	3	17
Universalna (Ukraine)	Oleksiy Muzychko	3	14
Fairfax Brasil	Bruno Camargo	13	13
Southbridge Colombia	Marta Lucia Pava	6	16
Southbridge Chile	Fabiana de Nicolo	6	8
Southbridge Uruguay	Marcelo Lena	6	23
La Meridional (Argentina)	Juan Luis Campos	6	8
Eurolife (Greece)	Alex Sarrigeorgiou	6	19
RiverStone	Nick Bentley	25	25

Fairfax Insurance Group	Andy Barnard	27
Fairfax Asia	Ramaswamy Athappan	20
Fairfax Latam	Fabricio Campos	6
Fairfax International	Bijan Khosrowshahi	13
We owe our Presidents and management teams a huge debt of gratitude for our results and, most importantly, for maintaining our fair and friendly Fairfax culture in all our companies. In the insurance business, a few good men and women can have a huge impact on the business.
As I have said many times in the past but it bears repeating, it is quite amazing to see how Fairfax’s insurance operations have performed since Andy Barnard assumed the role of overseeing all of our insurance/reinsurance companies 13 years ago. Andy became President of Fairfax Insurance Group in 2010 when we had gross premiums written of  $5.5 billion. In 2022, we had gross premiums written of  $27.6 billion, a fivefold increase. Since 2010, we have had only two years, 2011 and 2017 (due to catastrophes), with combined ratios in excess of 100%. And we have had reserve redundancies every year! Simply outstanding!
Andy has worked very closely with Peter Clarke during all of those years. Peter, who has been with us for 26 years and is now the President of Fairfax, has done an outstanding job for Fairfax. He is the only officer other than me who is involved in both sides of the company, insurance and investments, serving on both our executive committee and our investment committee. With Andy and Peter, our company is in great hands – not that I am retiring!!
With the amazing growth we have had in the past five years, Andy decided it was time to have Brian Young assist him in his oversight of all our insurance/reinsurance companies worldwide, even while Brian remains CEO of Odyssey Group. We expect to grow organically through cooperation among our companies and disperse best practices across our companies, always in a decentralized structure where our Presidents run our companies unfettered.

As you know, Brian Young joined Fairfax with Andy Barnard in 1996 and has run Odyssey Group since 2011. He has grown Odyssey from $2.2 billion in gross premiums written in 2010 to $6.6 billion in 2022, with a cumulative combined ratio of 94.2% and reserve redundancies every year. With cumulative underwriting income of  $2.0 billion and cumulative net income after taxes of  $3.3 billion (including total investment income), Odyssey has had the best track record of any of our companies and one of the best in the world. Last year, I mentioned to you that Brian had commissioned a book titled Enduring Momentum: Odyssey Group’s First 25 Years as a Fairfax Company. It shows you the wonderful Fairfax culture that Brian has built in Odyssey. You can see why we are so excited to have Brian join Andy going forward!
With Brian Young taking on this additional oversight role at Fairfax, we are very excited that Carl Overy was appointed Global CEO of OdysseyRe’s global reinsurance portfolio. Carl has been with Odyssey Group for more than 20 years and has done an outstanding job for the last 14 years as the CEO of Odyssey Group’s London Market Division. Replacing Carl in London will be Bob Pollock. Bob joined Odyssey Group in 2004 and has since progressed through several positions, each with increased underwriting authority and broader responsibilities. He was named the head of U.S. Financial Lines, Cyber and Workers Compensation in 2021. These are all excellent appointments and I am very happy to highlight that they have all come from within Odyssey Group.
Late in 2021, Gary McGeddy, who runs the Accident and Health division at Crum & Forster, called Andy to suggest that we sell our pet insurance business as there was much consolidation taking place in the pet industry (insurance, food, hospitals, etc.) and we were perhaps not well placed to benefit from it. After much discussion, Morgan Stanley introduced us to Olivier Goudet, CEO of JAB Holdings. JAB, under Chairman Peter Harf and CEO Olivier Goudet, has a terrific record of consolidating many industries, including coffee and restaurants, so we decided to sell our pet insurance business to them for $1.4 billion, resulting in a net pre-tax profit of  $1.2 billion. As JAB has a very impressive record, we decided to invest $200 million in their Fund 5 (which focuses on the pet industry), and also take back a $250 million note with an interest rate of 6% as part of the sale proceeds. We think JAB will be a great owner of our pet insurance business and wish them and all our employees much success.
Digit, led by Kamesh Goyal, had another strong year: after only five years since its inception, premiums are over $900 million, up 50% over the last 12 months in local currency, and with the benefit of investment income it had another profitable year. Digit entered the Fortune India magazine’s ranking of India’s 500 largest companies by total revenue during the year at 398th on the list – we expect that will move up going forward! Digit is exploring an IPO in 2023 which would fund future growth.
Gulf Insurance Group had another excellent year led by CEO Khaled Saoud Al-Hasan and GIG Gulf CEO Paul Adamson. 2022, the first full year with GIG Gulf results, produced gross premiums of over $2.5 billion and a combined ratio of approximately 92%. We have a wonderful partnership with Kipco, led by CEO Sheikha Dana, in the ownership of Gulf Insurance.
The strength of Fairfax and our insurance and reinsurance operations has not gone unnoticed by the rating agencies. In 2022 Standard & Poor’s upgraded our insurance financial strength rating to A and our debt rating to BBB and AM Best put our debt rating on a positive outlook, as did DBRS. Some great momentum on the rating front in 2022 and we expect more to come.
Beginning in 2023 Fairfax is required to adopt a new accounting standard for insurance contracts (IFRS 17). It will bring considerable changes to the recognition, measurement, presentation and disclosure of the Company’s insurance and reinsurance operations – the most significant being the discounting of our insurance liabilities offset by a specific risk margin for uncertainty which will help mitigate the effects of IFRS 17, particularly on transition. However, this new reporting requirement will not change the way management evaluates the business. We will continue to be focused on underwriting profit on an undiscounted basis with strong reserving. All our companies will continue to use the traditional performance metrics of gross premiums written, net premiums written and combined ratios to manage the business. Given the increasing interest rate enviroment in 2022, Fairfax expects to record a material increase in restated common shareholders’ equity as at December 31, 2022 by adopting this new standard. It was a huge project to prepare for this conversion by our accounting, finance and actuarial teams all around the world – all the time maintaining their regular duties effectively. A big thank you to our CFO Jennifer Allen, our Chief Actuary Olivier Quesnel and the team at Fairfax for taking the lead on this major project.
We decided to take Recipe private, and on August 9, 2022 we offered a 53% premium to the pre-announcement stock price. 99% of the shareholders tendered to the bid. We felt that as Recipe had undergone many acquisitions since it went public in April 2015, it was best to rationalize its operations in a private format. The Phelan family decided to stay with us for 16% and we have the remaining 84%. Frank Hennessey continues as CEO with Ken Grondin as CFO. Bill Gregson will join the Recipe Board with Sean Regan, Nav Sidhu and myself.

FAIRFAX FINANCIAL HOLDINGS LIMITED

David Sokol, after exploring the idea of taking Atlas private, approached the Washington family (which owned 22%) and Fairfax (which owned 45%) to see if they wanted to back him. As we are big fans of David, we decided to roll our shares forward and Ocean Network Express helped him finance the take private transaction at $15.50 per share, a 42% premium to the 30-day average price prior to the announcement. On February 24, 2023 85% of the minority shareholders who voted, voted in favor of the transaction, which should close soon. We continue to be excited to be shareholders of Atlas under David and Bing Chen’s leadership.
In July 2022, Resolute agreed to be purchased by the Paper Excellence Group. The cash portion of the deal, $20.50 per share, represented a 64% premium to Resolute’s pre-announcement price. Resolute’s shareholders will also receive contingent value rights tied to potential duty deposit refunds of up to $500 million. Fairfax, which held 40% of Resolute, agreed to vote in favour of the deal.
Paper Excellence’s acquisition of Resolute closed on March 1, 2023. Our journey with Resolute began in a significant way in April 2008 with the purchase of approximately $350 million of an 8% AbitibiBowater convertible bond (at $10 per share) – almost 14 years ago! We added to our investment in Resolute in common shares and bonds over the years with a net investment after dividends of  $715 million. With the interest income received on our bonds, sale proceeds of  $622 million and with a little bit of good fortune on our remaining holdings in the contingent value rights, we may end up breaking even over this long holding period – although clearly a very poor long-term return. A big thank you to Remi Lalonde, Duncan Davies and Brad Martin for leading a strong turnaround in Resolute’s results over the last few years.

After 37 years, here’s what our insurance business looks like worldwide:
Fairfax Worldwide Insurance Operations as at December 31, 2022
			Gross Premiums Written
	Ownership	Country		% of Total	Combined Ratio	Investment Portfolio
Northbridge	100%	Canada	2,302	8%	89%	4,255
Crum & Forster	100%	United States	4,571	17%	95%	6,698
Zenith	100%	United States	728	3%	95%	1,762
North American Insurers			7,601	28%	93%	12,715
Odyssey Group	90%	United States	6,560	24%	96%	13,265
Brit	86%	United Kingdom	3,946	14%	98%	5,981
Allied World	83%	Bermuda	6,490	24%	91%	11,562
Global Insurers and Reinsurers			16,996	62%	95%	30,808
Falcon	100%	Hong Kong	99	0%	94%	218
Pacific	85%	Malaysia	165	1%	98%	191
AMAG	80%	Indonesia	155	1%	93%	163
Fairfirst	78%	Sri Lanka	44	0%	99%	30
Singapore Re	100%	Singapore	281	1%	63%	338
Asian Insurers and Reinsurers			744	3%	89%	939
Fairfax Brasil	100%	Brazil	253	1%	128%	194
Southbridge Colombia	100%	Colombia	175	1%	97%	119
Southbridge Chile	100%	Chile	404	1%	89%	122
Southbridge Uruguay	100%	Uruguay	18	0%	95%	14
La Meridional	100%	Argentina	255	1%	100%	78
South American Insurers			1,105	4%	107%	526
Bryte	100%	South Africa	382	1%	108%	286
Colonnade	100%	Luxembourg	236	1%	95%	304
Polish Re	100%	Poland	133	0%	98%	204
Fairfax Ukraine	70%	Ukraine	139	1%	91%	102
Eurolife General	80%	Greece	81	0%	99%	154
Group Re	100%	Barbados	147	1%	99%	973
Other International Insurers and Reinsurers			1,117	4%	100%	2,023
International Insurers and Reinsurers			2,965	11%	99%	3,488
Other(1)						8,658
Consolidated Insurers and Reinsurers			27,562	100%	95%	55,668
Gulf Insurance(2)	44%	Kuwait	2,676		92%	2,407
BIC(2)	35%	Vietnam	166		98%	223
Digit	49%(3)	India	935		108%	1,438
Falcon	41%	Thailand	88		115%	44
Non-consolidated Insurers and Reinsurers(4)			3,865		97%	4,112
Total			31,427		95%	59,780

(1)
Includes Eurolife’s life insurance, Run-off and other investments in associates

(2)
As at and for the twelve months ended September 30, 2022

(3)
74% upon conversion of securities, once regulatory approval is received

(4)
Based on 100% level

FAIRFAX FINANCIAL HOLDINGS LIMITED

As the table shows, everything included, we have $31.4 billion in gross premiums written with an investment portfolio of  $59.8 billion. Our size now ranks us in the top 20 (excluding Lloyd’s) property and casualty insurance companies in the world. As you know, we have never been focused on size, but compounding over time has resulted in our having built one of the premier insurance businesses in the world – fully decentralized and run by our Presidents. We have forgone cost synergies for having highly empowered, entrepreneurial insurance companies – nimble, team-oriented and providing outstanding service to their customers. This is why we have grown so much during the recent hard markets! We are excited about our future prospects.
The $27.6 billion of our consolidated gross premiums is generated through approximately 200 profit centres across the group. Each profit centre is focused on a unique set of customers, geographies or products that benefit through market leadership, product knowledge and the ability to provide excellent customer service. These profit centres facilitate transparency, enabling Andy Barnard and Peter Clarke to effectively monitor the insurance operations. Empowerment thrives at Fairfax.
Of the $27.6 billion of our consolidated gross premiums, North America continues to account for 75%, Brit at Lloyd’s accounts for 14% and the remaining 11% is widely dispersed in Asia (3%), South America (4%) and other international (4%).
As markets outside North America and Europe are very underpenetrated, we expect significant growth from our companies there.
We continue to be the leading property and casualty insurer in Ukraine. In spite of the brutal invasion of Ukraine by Russia, our three Presidents in Ukraine, Andrey Peretyazhko, Oleksiy Muzychko and Svyatoslav Yaroshevych, have looked after the safety of our employees and their families first and foremost while maintaining our operations and achieving excellent combined ratios and operating profits. We have gone the extra mile, making sure we look after our employees and their families and providing them with all essential requirements. Our thoughts and prayers continue to be with our employees and their families and the people of Ukraine.
In 2022, all our consolidated insurance companies had a combined ratio less than 100% except Fairfax Brasil (128%) and Bryte in South Africa (108%). We expect them to be back below 100% soon. More in the insurance section.
Here’s how our gross premiums and float (on a consolidated basis) in total and per share have compounded since we began in 1985:
	Gross Premiums Written		Float
	($ per share)		($ per share)
1985	17	3	13	2 1∕2
1990	81	15	164	30
1995	920	104	653	74
2000	3,722	284	5,877	449
2005	5,516	310	8,757	492
2010	5,361	263	13,110	641
2015	8,331	375	17,209	775
2020	18,979	725	24,278	927
2022	27,562	1,182	31,230	1,339
In 2022 our gross premiums per share increased by 18.5% and float per share by 14.8%: they have compounded at 17.5% and 18.5% annually, respectively, since inception. As the section on float later shows, this continues to be a massive benefit to Fairfax in the long term.
As we began to show in the last two years, below is a table of our largest common stock holdings in each of three buckets: common stocks which are marked to market; common stocks of associates which are equity accounted; and common stocks which are consolidated. The table shows you for each bucket, as at December 31, 2022, the shares we own and the per share and total carrying values and market values of those shares. At year-end, the total market value of these common stock holdings exceeded their total carrying value by $240 million. As at March 3, 2023, the total market value exceeded the total year-end carrying value by approximately $900 million.
Common Stock Holdings as at December 31, 2022
	Shares	Ownership	Carrying Value per Share	Share Price	Carrying Value	Market Value
	(millions)		($)	($)
Common Stocks – Mark to Market
Commercial International Bank(1)	196.0	7%	1.66	1.66	324	324
Kennedy Wilson(1)(2)	12.9	9%	15.73	15.73	202	202
Micron Technology	3.4	0%	49.98	49.98	171	171
Foran Mining	71.6	28%	2.13	2.13	153	153
Blackberry(1)(3)	44.9	8%	3.25	3.25	146	146
Altius Minerals	6.7	14%	16.38	16.38	109	109
Bank of America	3.0	0%	33.11	33.11	99	99
Mytilineos	4.0	3%	21.62	21.62	86	86
Other					1,919	1,919
Common stocks					3,209	3,209
Limited partnerships					1,873	1,873
Total Mark to Market					5,082	5,082
Common Stocks – Equity Accounted (Associates)
Eurobank Ergasias(1)	1,194.1	32%	1.26	1.13	1,508	1,345
Atlas(1)(2)	121.6	43%	12.39	15.34	1,506	1,865
Resolute(1)	24.8	32%	20.53	21.59	508	508
Quess	44.6	30%	10.02	4.98	447	222
Stelco	13.0	24%	23.45	32.58	305	423
Exco Resources	22.9	44%	12.59	23.79	288	545
Helios Fairfax Partners(1)	35.3	34%	5.19	2.95	183	104
Kennedy Wilson partnerships	—	—	—	—	149	149
Peak Achievement	—	43%	—	—	124	195
Astarta	7.5	30%	13.93	4.64	104	35
Other					285	284
Total Associates					5,407	5,675
Common Stocks – Consolidated
Recipe(1)(4)	34.3	76%	17.25	15.30	594	525
Fairfax India(1)	47.9	35%	10.78	12.21	517	585
Grivalia Hospitality(4)	226.8	78%	1.81	1.80	411	409
Thomas Cook India	340.3	73%	0.63	0.86	214	293
Boat Rocker Media	25.3	45%	4.11	1.67	104	42
Dexterra Group	31.8	49%	3.24	4.01	103	127
Farmers Edge	25.7	61%	2.76	0.20	71	5
Other					86	86
Total Consolidated					2,100	2,072
Total Common Stock Holdings					12,589	12,829

(1)
Excludes shares controlled and directed through our asset value note from the sale of RiverStone Barbados

(2)
Excludes 13 million and 6 million warrants of Kennedy Wilson and Atlas, respectively

(3)
Excludes 48 million shares from convertible bonds

(4)
Market values shown for Recipe and Grivalia Hospitality represent Fairfax’s recent transaction valuations

It is important to recognize that because our publicly traded common stocks in both the second and third buckets are not marked to market, it is only on sale that their market values will be reflected on our balance sheet. By showing the above tables to you on a regular basis, you can mark to market the great majority of our common stock positions – up and down! Additionally, remember, it is only in the long term that stock prices reflect underlying intrinsic values.

FAIRFAX FINANCIAL HOLDINGS LIMITED

So, for instance, until we sell Stelco (carrying value of $23.45 per share versus year-end market value of  $32.58 per share) which is in the equity accounted bucket, the gain will not be realized in our income statement. Similarly, the loss on Farmers Edge (carrying value of  $2.76 per share versus market value of  $0.20 per share) which is in the consolidated bucket will not be reflected in our income statement until we sell the shares. Having said that, we have written down Farmers Edge by $133 million.
When you compare carrying values to market values at the end of 2022, market values exceed carrying values by $240 million: a $268 million excess for equity accounted associates and a $28 million deficit for consolidated investments, which may be temporary since it reflects the impact of the pandemic on restaurants (Recipe) and tourism (Thomas Cook India).
As the table on page 13 shows, consolidated investments include the following: Recipe, Fairfax India, Grivalia Hospitality, Thomas Cook India, Boat Rocker Media, Dexterra Group and Farmers Edge. Our consolidated investments are significant, producing total revenue of  $5.6 billion, EBITDA of  $743 million and pre-tax income of $303 million (excluding a $133 million writedown of Farmers Edge) before minority interest in 2022.
Many of our consolidated investments, particularly Recipe and Thomas Cook India, have suffered from the pandemic. We expect operating income from these investments to improve significantly over time.
We discuss our investments in more detail in the section on investments. The long-term potential of our investments continues to be very significant.
The table below shows the dollar and percentage contribution (the percentage is of our approximately $54.3 billion average investment portfolio) of the various components of our investment return in 2022 (the gain on sale of our pet insurance business is not included in this table):
	2022		2021
Interest and dividends	962	1.8%	641	1.3%
Share of profit of associates	1,015	1.9%	402	0.8%
Net gains (losses) on common stocks	(244)	(0.4)%	2,312	4.8%
Net losses on bonds	(1,086)	(2.0)%	(261)	(0.5)%
Other net gains (losses)	(413)	(0.8)%	1,352	2.8%
	234	0.4%	4,446	9.2%
Interest and dividend income rose significantly in 2022 due to rising interest rates to $962 million from $641 million last year. The 1.8% interest and dividend return on our portfolio in 2022 compares to 1.3%, 1.9% and 2.2% in 2021, 2020 and 2019 respectively when we refused to “reach for yield” by going long duration: 50% of our portfolio was in cash and short-term securities at the end of 2021. Currently running at $1.5 billion annually, interest and dividend income is providing a return of 2.7% on the portfolio. Share of profit of associates increased to $1.0 billion in 2022 or 1.9% of the portfolio, mainly because of profits from Atlas ($258 million), Eurobank ($263 million), Resolute ($159 million) and Exco ($82 million). The combination of interest and dividends and profit from associates accounted for a 3.7% return on our portfolio in 2022, the highest return in the last five years (average 2.5%). We expect to earn these returns in 2023 as well, partly because we have $2.4 billion invested through Kennedy Wilson in well-secured first mortgages, primarily on high quality residential apartment buildings, at a floating rate (currently 7.9%).
Fluctuations in bond and stock prices accounted for a $1.3 billion loss in 2022. Net losses on bonds of  $1.1 billion will mostly run off in the short term because of the very short duration of our bond portfolio. We expect our unrealized loss on equity exposures of  $244 million to reverse to significant realized gains over time.

Below is, once again, a table that shows, for successive periods over our 37 years of operations, the compound growth in our book value per share (including dividends paid) together with the average combined ratio and average total return on investments:
	Compound Growth in Book Value per Share	Average Combined Ratio	Average Total Return on Investments
1986-1990	57.7%	106.7%	10.4%
1991-1995	21.2%	104.2%	9.7%
1996-2000	30.7%	114.4%	8.8%
2001-2005	(0.9%)	105.4%	8.6%
2006-2010	24.0%	99.9%	11.0%
2011-2016	2.1%	96.0%	2.3%
2017-2022	11.8%	97.3%	4.8%
As discussed in earlier reports, our growth in book value consists of two major variables – the combined ratio of our insurance companies and the total return on our investment portfolio. Our insurance businesses have produced on average a combined ratio below 100% for the last 17 years. Our investments are in many outstanding businesses that should produce excellent results for years to come. Our investment results went through a dip in 2011 to 2016 (really 2010 to 2016) because of our hedging losses. That is behind us (and will never again be repeated) and our returns in the next five years, though always lumpy, should continue their comeback to historical levels.
India
Last year, I read a book on the Honorable Prime Minister Modi that was released in 2022 by BlueKraft Digital Foundation. It has five chapters on the impact of Mr. Modi on Indian society, politics, economics, governance and foreign policy. In each of these sections, it interviews individuals – 21 in total – who provide the reader with their perspective on Mr. Modi. It is an outstanding book on Mr. Modi and what he has already achieved for the people of India. I have sent this book to all our companies in India and to others across the world!
Here’s what I said:
“Why has PM Modi won five straight elections, three in the State of Gujarat and two as Prime Minister of India – with clean majorities in a country with a 1.4 billion population? This book answers the question from many perspectives, including business, sports, empowerment of women, culture, etc. It is quite unbelievable what one man has accomplished for the massive population of India. And Mr. Modi is not from the elite. He was a tea seller’s son who had no formal education. As an unabashed admirer of Mr. Modi, I had no idea about the breadth of his achievements until I read this book. You are witnessing the greatest leader of the world – live! The good Lord has at last blessed India with a leader the world has never seen before – including Lee Kuan Yew!
You will feel the same after you read this book.”
P.V. Sindhu, an Indian who won the World Championship in Badminton in 2019 said it best: “PM Modi has taught us to dream. Anything is possible.”
The economic scale of Mr. Modi’s achievements is unbelievable. He says “think big and execute on scale”, for example:
•
He has provided medical insurance for the poorest 500 million people in India.

•
He has electrified 18,000 villages in India. Now everyone has electricity.

•
He has had 120 million toilets installed.

•
He has provided 100 million gas cylinders for women who used to cook with coal or wood.

•
He has provided 400 million bank accounts to rural India. Government transfers are now made to these accounts with no frictional costs.

•
As I said last year, by the end of his second term (2024) he will have provided 100% of Indians with drinkable tap water.

FAIRFAX FINANCIAL HOLDINGS LIMITED

•
Finally, he respects and encourages wealth creators. He has said government is not in the business of running companies but to provide the environment for business to succeed. India has embarked on the largest privatization program since Margaret Thatcher’s in the U.K.

Is there any doubt that Mr. Modi will get re-elected next year for his third term? He is the most trusted person in the country. In my mind, India is the single best country in the world to invest in for the long term.
As I was writing this to you, Mr. Athappan sent me a video by Deepak Bagla, Managing Director and CEO of Invest India, who describes the amazing transformation taking place in India. It is breathtaking and prompted me to include it in this letter! (www.youtube.com/watch?v=45PrXujlQCo)
The table below shows our investments in India and how they have performed up to December 31, 2022:
	Date of Initial Investment	Ownership	Cost	Fair Value at December 31, 2022	Compound Annualized Return
Thomas Cook India	Aug-12	73.3%	315	293	10.7%(1)
Fairfax India	Jan-15	41.6%	534	703	4.3%
Digit	Feb-17	49.0%	154	2,278	79.5%
Quess	Dec-19	30.1%	335(2)	222	(7.1)%
Other			365	308
			1,703	3,804
Fairfax India’s investments
Bangalore International Airport	Mar-17	54.0%	653	1,234	12.2%
IIFL companies(3)	Dec-15		156	634	19.8%
Sanmar Chemicals	Apr-16	42.9%	199	338	13.2%
CSB Bank	Oct-18	49.7%	170	223	7.5%
Seven Islands	Mar-19	48.5%	84	97	4.0%
NCML	Aug-15	89.5%	188	69	(13.8)%
Fairchem Organics	Feb-16	52.8%	30	111	34.1%
National Stock Exchange	Jul-16	1.0%	27	160	35.2%
Saurashtra Freight	Feb-17	51.0%	30	51	10.1%
Maxop	Nov-21	67.0%	51	52	0.8%
Jaynix	Feb-22	70.0%	32	33	1.0%
Other			34	38	24.8%
			1,654	3,040	13.2%

(1)
Includes dividends received ($11 million) and spinoff of Quess ($330 million)

(2)
Cost shown for Quess represents its market value on December 5, 2019, the date it was spun off from Thomas Cook India

(3)
IIFL companies include IIFL Finance, IIFL Securities, 360 ONE WAM (formerly IIFL Wealth) and 5paisa

Since Fairfax India began, it has completed investments in 12 companies and exited one (14 currently as one has been split into four listed entities), all sourced and reviewed by Fairbridge, Fairfax’s wholly-owned sub-advisor in India. Fairbridge does outstanding work under the excellent leadership of CEO Sumit Maheshwari, supported by its Director Anish Thurthi, Vice President Sheetal Sancheti and analysts Jinesh Rambhia, Ramin Irani and Chinar Mathur. Fairfax India’s Mauritius subsidiary, FIH Mauritius Investments, ably led by its CEO Amy Tan, supported by its Vice President Vishal Mungur and its independent Board of Directors, is an integral part of the investment process. Also, since Fairfax India began, Deepak Parekh, both as a trusted advisor and a member of the Board of Directors, has provided us with invaluable advice on almost all of its transactions.
All of Fairfax India’s investments are in outstanding companies with a history of strong financial performance, led by founders and management who are not only excellent but also adhere to the highest ethical standards.
As I have said many times in past annual reports, the crown jewel (and largest) of Fairfax India’s investments is the Bangalore International Airport, run by Hari Marar. In 2022, Hari and his team did the impossible – they built the most beautiful airport in the world (Terminal 2 or T2) in a record four years, of which two were interrupted by COVID! In my mind, there is no airport in the world like T2 and it will be an inspiration for travellers arriving in Bangalore, the state of Karnataka and India. It will show the world anything is possible in India.

Please read Chandran Ratnaswami’s letter to shareholders in the Fairfax India annual report for a lot of excellent information on T2 and our other investments in India. Chandran, with his team, has done an outstanding job building Fairfax India, and of course all our investments in India, since he joined us in 1994.
With the resolution of many of the challenges it faced due to the pandemic, IIFL Finance, led by Nirmal Jain and R. Venkataraman, had excellent results in 2022. Its assets under management, which have grown at a CAGR of 16% over the last five years, grew by 24% over the previous year to $7.0 billion in 2022. The growth was driven by home loans (+24%) and gold loans (+25%). In 2022, IIFL Finance’s revenue increased by 29% to $630.7 million and profit after tax increased by 32% to $187.3 million, generating an ROE of 15%. The below-average ROE resulted partly from higher than normal capital levels at IIFL Home Finance from a capital infusion into it of  $275 million by ADIA, the Middle Eastern sovereign fund that valued it at $1.4 billion.
Asset quality continues to be amongst the best in IIFL Finance’s peer group, with gross and net non-performing assets at 2.1% and 1.1% respectively, compared to 2.8% and 1.5% respectively in the previous year. The provision coverage ratio was 164% versus 133% the previous year.
IIFL Finance is well positioned to take advantage of the post-pandemic economic recovery expected, even though the cost-to-income ratio increased from 39% to 42% due to the growth in the number of branches and employees. Its asset portfolio is strongly diversified and 95% is retail. Meanwhile, the capital adequacy ratio is 21.5% for IIFL Finance and 49.3% for IIFL Home Finance, while net interest margins are 8.3%.
It is with much regret that we inform you that Sanmar’s founder, leader and chairman, Mr. N. Sankar, passed away in 2022. He was a great visionary leader in Indian business, our partner and our friend.
Sanmar, led by Vijay Sankar, performed very well in 2022, though it did not match the outstanding results it produced in 2021. For the year ended December 31, 2022 Sanmar’s revenue grew by 11% over the previous year to $1.4 billion, EBITDA declined by 14% to $223.5 million and profit before tax grew by 5% to $91.0 million (excluding the impact of debt restructuring gains and an inventory writedown).
The leadership transition at CSB Bank from Mr. C.V.R. Rajendran, who had been the CEO for the last five years before retiring in 2022, to new CEO Pralay Mondal has gone smoothly and Pralay is well in control of CSB, which continues to make excellent progress on its transformative journey that began with the recapitalization of the bank that was enabled by our investment. 2022 was the best year ever for CSB.
Despite the pandemic-driven volatility in business sentiment and activity and high levels of system liquidity which constrained opportunities for lending that affected part of the year, CSB made excellent progress in its key performance measures in 2022, with loan advances growth of 26% and deposits growth of 19% (including lower-cost current and savings accounts growth of 9%). Net interest income grew by 15% and the loan-to-deposit ratio improved from 77% to 81%. Although net interest margin decreased from 5.3%, it remained at an industry-leading 5.0%. Cost of deposits decreased to 4.2% from 4.4% even though current and savings accounts declined to 31.7% from 34.6% of total deposits.
Credit quality also improved considerably – gross non-performing assets decreased to 1.5% from 2.6%, net non-performing assets decreased to 0.4% from 1.4% and the provision coverage ratio increased from 83.0% in December 2021 to 91.9% in December 2022. CSB’s revenue for 2022 increased by 12% to $196.4 million from $185.6 million in 2021, net income increased by 41% to $66.4 million from $50.2 million in 2021 and its capital adequacy ratio increased from 20.7% to 25.8%.
For the year ended December 31, 2022, Fairchem’s revenue grew by 8% to $85.8 million, net earnings decreased by 42% to $5.4 million and shareholders’ equity grew by 12% to $29.8 million, generating an ROE of 17%. The decline in profits was due to higher raw material costs and weak end-product demand and prices: the high cost of raw materials was precipitated by the war in Ukraine – Ukraine is one of the world’s largest producers of sunflower oil and its supply was disrupted, resulting in higher prices for alternative oils which are key raw materials for Fairchem – and there was poor product demand in Europe due to recessionary conditions. With the founder, Nahoosh Jariwala, in charge, we expect Fairchem to do well in the next few years.
Maxop is a precision aluminum diecasting and machining solution provider for aluminum die cast components used by the automotive and industrial sectors, with customers in India, Asia, North America and Europe. Based in New Delhi, it operates four plants in Manesar and two plants in Jaipur. It was founded in 2003 by Shailesh Arora.
Maxop’s revenue increased in 2022 to $70.5 million from $65.7 million in the previous year and EBITDA remained at similar levels as 2021 at about $15 million, but net income decreased from $8.8 million to $6.0 million. Growth outlook for the coming year remains strong, based on demand from existing and new customers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In February 2022 Fairfax India acquired 70% of Jaynix Engineering for $32.5 million. Jaynix is a manufacturer of non-ferrous (primarily aluminum) electrical neutral bars, lugs, connectors and assemblies and is a Tier 1 supplier to major electrical original equipment manufacturers such as Schneider, Eaton and Siemens in North America and Europe. It was founded in 2008 by Nikhil Diwakar and Ninad Diwakar.
In 2022 Jaynix’s revenue increased from $26.3 million in 2021 to $35.1 million, EBITDA increased from $7.7 million to $11.7 million and net income increased from $5.3 million to $7.7 million, generating an ROE of 42%.
While the book value per share of Fairfax India is $19.11 per share, we believe the underlying intrinsic value is much higher. Given the low market price for its shares, Fairfax India has taken the opportunity in the last four years to buy back 15.1 million shares for $194 million at an average price of  $12.84 per share, including the three million shares it bought in 2022 for $36 million or an average price of  $12 per share.
We are happy to note a substantial recovery in Thomas Cook India’s businesses during 2022. With excellent leadership by Madhavan Menon, Thomas Cook India exited the year reporting a 90% recovery in its forex business, 79% recovery in its outbound travel business and 84% recovery in its inbound travel business. This is following a difficult year in 2020 when COVID-19 caused its travel business to decline by 90% and its forex business to decline by 75%, and an incipient recovery of 53% in forex business and 27% in travel business in 2021. Business recovery combined with cost reductions resulted in its results improving – a pre-tax loss of $2 million in 2022 compared to a pre-tax loss of  $46 million in 2021.
Thomas Cook India implemented extensive cost saving initiatives combined with enhanced automation to mitigate the drop in business and improve profitability as normalcy returns. We are pleased to note that total costs were down 40% compared to pre-pandemic levels, while a permanent saving of 20% in overheads compared to the pre-pandemic levels is envisaged. During 2021, Thomas Cook India raised $60 million from Fairfax through optionally convertible redeemable preference shares with a 10.7% dividend yield, a seven-year tenure and an option to convert into ordinary shares of the company at 47.30 rupees per share within 18 months from the date of issuance. Thomas Cook India chose to convert the entire amount over two tranches resulting in Fairfax’s ownership increasing to 73.3%. We expect Thomas Cook India to emerge from the pandemic stronger and more efficient, generating superior returns going forward.
Sterling Resorts, a subsidiary of Thomas Cook India, reported its best ever results, thriving as it remained a premier leisure hospitality brand in India with 39 resorts, 37 destinations and more than 2,300 rooms besides offering vacation time share. You will recall that my letter last year reported on the leadership transition at Sterling, and we are happy to report the smooth transition from Ramesh Ramanathan to Vikram Lalvani, with excellent results achieved at Sterling during the year. Under Vikram’s leadership, Sterling emerged out of two years of pandemic with a revival in the resort business in 2022 surpassing the performance of the pre-pandemic period, despite some impact due to the third wave of COVID in Q1, reporting 18% growth in revenue over the year 2019 and 21% over 2021. Its EBITDA of  $15 million in 2022 is over fifteen times the $1 million it reported in 2019, and it grew 66% over 2021 on a normalised basis. The operating free cash flow doubled during the period. It ended 2022 with surplus cash and investments of  $11 million besides achieving debt reduction of  $4 million during the year. Sterling is focused on scaling the resort business by increasing non-member occupancies, boosting revenue from room rates and increasing food and beverage sales. Non-profitable resorts are being dropped from the portfolio, alongside a decreased focus on volume in favour of quality. With the Sterling experience getting appreciation from non-members, the focus is going to be on the quality of growth and enhancing the brand experience at the same time.
Quess which, you will remember, was spun out of Thomas Cook India in 2019, is the largest domestic private sector employer in India with over 505,000 employees (20% growth in 2022) and is India’s leading integrated business services provider. It has a pan-India presence along with an overseas footprint in North America, South America, the Middle East and Southeast Asia. It serves over 3,000 clients across India, North America, APAC and the Middle East. After emerging successfully from the ravages caused by the pandemic in 2021, it continued to produce excellent growth in its core business. While some segments of its businesses are still recovering from the effects of the pandemic, in 2022 revenue from its operations grew 20% to $2.1 billion, although profit before tax decreased to $37 million from $50 million in 2021. Quess is incubating certain product-led businesses offering good value creation over time on which it incurred a loss of over $11 million during 2022. Business recovery at Quess is reflective of the strong economic recovery of India. Under the leadership of chairman and founder Ajit Isaac and a long-serving senior management team, Quess has emerged stronger through the pandemic, with more clients and good growth. We envision better times ahead for Quess as it moves forward with a clear focus on operating efficiency, reducing its cash burn in its product-led business segment and increasing cash flow from operations.
Our children’s hospital initiative in India, which will be built by CMC Vellore at its Ranipet Campus in the State of Tamil Nadu – the site of its new 1,500-bed state-of-the-art trauma care center which opened in June 2022 –

continues to progress under the stewardship of Ajit Isaac. We made our Rs 300 crore (approximately $36 million) commitment to fund the construction of the new 350-bed children’s hospital official in May 2022 and Fairfax and Quess donated the initial tranche later in the year. Architectural plans, which make allowance for the bed capacity to be doubled over the next decade, are nearly complete, with construction now expected to start towards the end of 2023. CMC has a long-established culture of caring for the poor and vulnerable and we believe this initiative will enable it to lead the way in transforming paediatric care in India.
We set out in 2016 with a goal to deploy 1,000 dialysis machines at 250 district hospitals across India to help provide access to free or subsidized high quality dialysis nearer to home for the country’s poorest. I am very pleased to say we have now surpassed this mark, having installed 1,096 machines across 286 dialysis centers as of February 2023, with another 125 machines ordered and to be installed in the next few months. We are grateful to Thomas Cook India and its Chairman and Managing Director Madhavan Menon for their leadership on this initiative, and over the next two and a half years we now aim to install a total of 2,000 machines.
As we do regularly, we show you our unconsolidated balance sheet so that you can better see where your money is invested:
	2022
Unconsolidated Balance Sheet(1)	($ billions)	($ per share)
Assets
Insurance and Reinsurance Operations
Northbridge	1.8	79
Odyssey Group	4.0	171
Crum & Forster	2.0	85
Zenith	1.0	41
Brit	1.7	73
Allied World	3.4	146
International Re/Insurers	3.7	159
Life Insurance and Run-off	0.2	7
Total	17.8	761
Non-Insurance Operations
Recipe	0.6	26
Fairfax India	0.5	22
Grivalia Hospitality	0.4	18
Thomas Cook India	0.2	9
Other Non-Insurance	0.4	16
Total	2.1	91
Total consolidated operations	19.9	852
Holding company cash and investments	1.3	58
Investments in associates	1.0	48
Other holding company assets	0.6	20
Total assets	22.8	978
Liabilities
Accounts payable and other liabilities	0.3	11
Long-term debt	5.9	252
	6.2	263
Shareholders’ equity
Common equity	15.3	658
Preferred stock	1.3	57
	16.6	715
Total liabilities and shareholders’ equity	22.8	978

(1)
Equity shown for the Insurance and Reinsurance Operations excludes minority interests, investments in other consolidated operations, investments at the holding company and intercompany debt.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table shows you our insurance companies, which are decentralized and separately capitalized, with our consolidated non-insurance companies shown separately even though some of them may be held in our insurance companies’ investment portfolios.
As you can see, we have $17.8 billion ($761 per share) invested in our insurance companies – up from $733 per share last year. And that is at book value – the intrinsic values are much higher in our view.
Our consolidated non-insurance businesses (and your investment per share in them) are shown separately in the above table: they are significant, and again, in our view worth more than the amount at which they are carried on our balance sheet. As I said last year, we expect each of these non-insurance operations to generate a 15% annual return or better over the long term.
Below we update the table on our intrinsic value and stock price. As discussed in previous annual reports, we use book value as a first measure of intrinsic value.
	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	−3
1988	+31	+21
1989	+27	+25
1990	+41	−41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	−55
2000	−5	−7
2001	−21	−28
2002	+7	−26
2003	+31	+87
2004	−1	−11
2005	−16	−17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	—
2011	−3	+7
2012	+4	−18
2013	−10	+18
2014	+16	+44
2015	+2	+8
2016	−9	−1
2017	+22	+3
2018	−4	−10
2019	+12	+1
2020	−2	−29
2021	+32	+43
2022	+4	+29
1985-2022 (compound annual growth)	+17.8	+16.1

The table shows, excluding dividends, the change in book value in U.S. dollars and in our stock price in Canadian dollars. As I have said before, we think our intrinsic value far exceeds our book value. As shown in the table, there have been many years when our book value has increased significantly and our stock price has gone up more: please note 1993, 1995, 1996, 1998, 2003, 2008, 2014, 2021 and now 2022. Many more such years yet to come!
Over our 37 years, excluding dividends, we have compounded book value by 17.8% annually and our stock price has compounded by 16.1% annually. Over these 37 years, there are only 55 companies of the 6,000 companies listed in 1985 on the U.S. exchanges (NYSE, NASDAQ and American) – i.e., only 1% – that have had an annual return above 15%.
For our stock price to match our book value’s compound rate of 17.8%, our stock price in Canadian dollars should be $1,375. And our intrinsic value exceeds book value, a principal reason being that our insurance companies generate huge amounts of float at no cost. This is the reason we continue to buy back our shares as we continue to think they are very cheap.
Here is how our stock price has done over the periods shown ending in 2022, compared to the TSX and S&P500 (all including dividends):
	Fairfax (Cdn$)	TSX	S&P500
5 years	5.9%	6.8%	9.4%
10 years	10.8%	7.7%	12.6%
15 years	9.5%	5.4%	8.8%
20 years	12.1%	8.5%	9.8%
37 years since our inception	17.3%	8.1%	10.6%
Long-term returns are significantly affected by the most recent five-year returns, but as Bob Dylan has said, “The times they are a-changin’”. Over 37 years, we have beaten the indices handily, and although not in the last ten years, we have done so again over the last two years. Optimistically, we think this will continue!
Insurance and Reinsurance Operations
	Combined Ratio			Change in Net Premiums Written
	2022	2021	2020	2022 vs 2021
Northbridge	89%	89%	92%	7%
Odyssey Group	96%	98%	95%	22%
Crum & Forster	95%	96%	98%	20%
Zenith	95%	88%	92%	4%
Brit	98%	97%	114%	34%
Allied World	91%	93%	95%	14%
International Re/Insurers	99%	98%	99%	13%
Consolidated	95%	95%	98%	18%
Once again in 2022 Northbridge generated underwriting profit over $200 million. Its combined ratio was 89% and net premiums written grew 7%. Silvy Wright and her team have done an exceptional job building Northbridge and solidifying its position among the best-in-class commercial lines underwriting companies in Canada. Northbridge’s direct writing subsidiary, Federated Insurance, led by George Halkiotis, enjoyed another banner year, posting a combined ratio of 89%.
Odyssey Group’s combined ratio in 2022 improved to 96%, producing underwriting profit of  $209 million. Net premiums written grew 22% as Odyssey expanded both its reinsurance and insurance segments. Catastrophe losses, including from Hurricane Ian and hailstorms in France, added eight points to Odyssey’s combined ratio in 2022. Despite being a prominent writer of catastrophe risk, Odyssey has now recorded 11 straight years of underwriting profitability – an extraordinary track record few have achieved over the recent period of elevated catastrophe loss. Brian Young, Chris Gallagher and their teams have done a fantastic job building a highly disciplined, well-diversified global business.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Crum & Forster in 2022 produced a combined ratio of 95% and an underwriting profit of  $190 million, easily the best performance for Crum over its 20-plus years as a Fairfax company. Crum continued to be led by its Accident and Health, Excess and Surplus Lines and Seneca divisions. Overall, Crum increased its net written premiums 20% in 2022, including strong growth in its cyber segment. The positive momentum Marc Adee has established over the last eight years is now paying off handsomely.
Zenith produced a combined ratio of 95% and an underwriting profit of  $39 million in 2022. In the competitive workers’ compensation business, growth has been hard to come by as rates have been declining for over six years. Kari Van Gundy and her team continue to explore a variety of initiatives to leverage their best-in-class capabilities and find new avenues to expand into.
At Brit, a combined ratio of 98% in 2022 produced an underwriting profit of  $61 million. Due in large part to its recently launched Ki Syndicate, Brit grew its overall net written premiums by 34% in 2022. Ki continues to enjoy rewarding market acceptance, as the Mark Allan-led business grew its gross premiums written to $834 million in only its second year of operation. Catastrophe losses continued to take their toll on Brit’s loss ratio, adding almost 11 points in 2022. Under new CEO Martin Thompson, actions are being taken to reduce the catastrophe exposure in the future.
Allied World produced $389 million of underwriting profit in 2022 from a combined ratio of 91%, also its best performance as a Fairfax company. After growing net premiums written 14% last year, Allied is now double in size from when we purchased it in 2017. Allied’s expense ratio continued to decline in 2022, now running at an industry leading 20%. Lou Iglesias and his management team have done an outstanding job aggressively expanding over the last several years in the market segments which experienced the strongest growth.
Fairfax Asia grew net premiums written 25% in 2022, while posting an underwriting profit of  $34 million at a combined ratio of 89%. Results benefited from a full-year contribution from Singapore Re, which was responsible for $25 million of the division’s total underwriting profit. Credit to Philippe Mallier in his role as CEO of Singapore Re. And, of course, great credit to Mr. Athappan who continues to direct the overall operations of Fairfax Asia.
Colonnade, focused on Central and Eastern European countries, in 2022 delivered a combined ratio of 95% and an underwriting profit of  $10 million. Led by Peter Csakvari, Colonnade has steadily expanded its portfolio and positioned itself for superior performance. In Ukraine, both ARX and Universalna produced positive results despite difficult conditions in the country. ARX, led by Andrey Peretyazhko, generated $10 million of underwriting profit at a combined ratio of 90%, while Universalna, run by Oleksiy Muzychko, produced $3 million of underwriting profit and a combined ratio of 92%.
Polish Re, led by Jacek Kugacz, generated $2 million of underwriting profit and a combined ratio of 98% in 2022.
Fairfax Latam, which includes operations in Chile, Argentina, Colombia and Uruguay, grew net premiums written 17% in 2022, producing $10 million of underwriting profit and a combined ratio of 96%. Fabricio Campos and his team and the Presidents of each of the Latam companies have done a superb job leading our insurance efforts in Latin America.
Both Colonnade and Fairfax Latam continue to work closely with Bijan Khosrowshahi, whose wealth of international experience has been invaluable. Bijan, along with Jean Cloutier, have been deeply involved with Gulf Insurance Group in the Middle East as well. After the acquisition of AXA Gulf  (now GIG Gulf) in 2021, Gulf Insurance is one of the most prominent players in the region. Led by Khaled Al-Hasan, with Paul Adamson running GIG Gulf as a standalone unit, Gulf Insurance will be an increasingly important contributor to Fairfax.
At Fairfax Brasil, results in 2022 were materially affected by the catastrophic drought which caused substantial losses in the agriculture segment. An underwriting loss of  $35 million resulted from a combined ratio of 128%. Bruno Camargo has implemented numerous corrective actions to prevent a recurrence of this result.
In Greece, the property and casualty operations of Eurolife produced a 99% combined ratio and breakeven underwriting results in 2022. Run by Alex Sarrigeorgiou, Eurolife is also engaged in the life insurance business in Greece, which enjoyed an overall positive result.
In South Africa, Bryte experienced another challenging year in 2022. While its COVID losses stabilized, flooding in the eastern portion of the country caused large catastrophe losses. Bryte produced a 108% combined ratio and an underwriting loss of  $23 million. Edwyn O’Neill and his team are intensely focused on the steps necessary to return Bryte to profitability in 2023.

All of our major companies are well capitalized, as shown in the table below (further detail is provided in the MD&A):
	As at and for the Year Ended December 31, 2022
	Net Premiums Written	Statutory Surplus	Net Premiums Written/Statutory Surplus
Northbridge	Cdn 2,679	Cdn 2,255	1.2x
Odyssey Group	5,908	5,468	1.1x
Crum & Forster	3,658	2,046	1.8x
Zenith	740	709	1.0x
Brit	3,142	2,143	1.5x
Allied World	4,456	4,571	1.0x
Fairfax Asia	326	625	0.5x
On average we are writing at 1.2 times net premiums written to statutory surplus. All of our companies continue to be well capitalized even though we have grown significantly in the last five years.
The net premiums written and combined ratios of our companies which we have owned since 2013 (last 10 years), and of our major companies acquired since then, are shown in the table below:
	2013 – 2022
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	Cdn 16.3	93%
Odyssey Group	32.3	93%
Crum & Forster	21.1	98%
Zenith	7.5	87%
Brit(1)	14.0	102%
Allied World(1)	17.2	98%
Total	108.4	96%

(1)
Brit since acquisition on June 5, 2015, Allied World since acquisition on July 6, 2017

Only Brit has had a combined ratio greater than 100% since our purchase – due to larger than expected catastrophe losses. We expect this not to be repeated as Brit is reducing its catastrophe exposure significantly.
Since we began in 1985, we have written approximately $229 billion in gross premiums with a combined ratio of 99.2%. We have made up for the high combined ratios in our early years!!
The table below shows the average annual redundancies for the past 10 years (business written from 2012 onwards) for our companies which we have owned since 2012:
2012 – 2021
Average Annual Reserve Redundancies
Northbridge	8%
Odyssey Group	8%
Crum & Forster	3%
Zenith	18%
Fairfax Asia	19%
RiverStone, our run-off operation, continues to manage essentially all the latent reserves for the Fairfax group. Focusing every day on the settlement of some of the most difficult claims we have within the organization, Nick Bentley and his dedicated management team, including Bob Sampson, Matt Kunish and Debbie Irving, who have been with Fairfax on average for over 15 years, continue to drive value through their in-depth knowledge, hard work and experience. The industry continues to be challenging, especially in the United States with the plaintiff bar, armed with third-party litigation funding, continuing an aggressive push to create new mass torts.  We continue to see development on asbestos claims as well as recent emerging claims such as molestation and opioids. Given

FAIRFAX FINANCIAL HOLDINGS LIMITED

the nature of these claims, the results can be lumpy, with significant uncertainty around the eventual exposures and potential outcomes. RiverStone has been kept very busy focusing on our own latent claims and has not entered into any traditional third-party run-off acquisitions over the last number of years other than some small, very successful captive insurance deals. RiverStone’s third-party administrator business did not achieve the growth targets it expected in 2022 due to a hard and competitive labour market, but continued to focus its resources on providing excellent service to its current customers. The third-party administrator business provides an additional revenue stream while redeploying RiverStone’s experienced and valuable personnel. The team continues to deliver significant value and savings from its dedicated focus and best-in-class experience.
We have updated the float table that we show you each year for our insurance and reinsurance companies:
Year	Underwriting Profit	Average Float	Cost (Benefit) of Float	Average Long-Term Canada Treasury Bond Yield
1986	3	22	(11.6)%	9.6%
•
•
•
2012	6	11,906	(0.1)%	2.4%
•
•
•
2022	1,105	27,775	(4.0)%	2.8%
Weighted average last ten years			(2.5)%	2.2%
Fairfax weighted average positive financing differential last ten years: 4.7%
Float is essentially the sum of loss reserves, including loss adjustment expense reserves, insurance contract payables and unearned premium reserves, less insurance contract receivables, reinsurance recoverables and deferred premium acquisition costs. Our long-term goal is to increase the float at no cost, by achieving combined ratios consistently well below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long-term objective of compounding book value per share by 15% per annum. This no-cost float is perhaps one of Fairfax’s biggest assets and will be a key reason for our success in the future. In 2022, our underwriting profit was a record $1.1 billion and our “cost of float” was a 4% benefit. In the past ten years, the largest benefit we had was 5.5% in 2015, which corresponded to a combined ratio of 90% and an underwriting profit of  $705 million. We showed you earlier the growth in our float per share, and as we said, this is a huge plus for Fairfax.
The table below shows you the breakdown of our year-end float for the past five years:
	Insurance and Reinsurance							Total Insurance and Reinsurance
Year	Northbridge	Odyssey Group	Crum & Forster	Zenith	Brit	Allied World	Other		Run-off	Total
	($billions)
2018	1.7	4.7	2.9	1.2	2.8	5.1	1.3	19.7	3.0	22.7
2019	1.9	5.1	3.0	1.1	3.0	5.1	1.4	20.6	1.8	22.4
2020	2.1	5.9	3.3	1.1	3.2	5.7	1.4	22.7	1.6	24.3
2021	2.5	6.8	3.4	1.1	3.6	6.9	1.6	25.9	1.9	27.8
2022	2.6	8.0	4.2	1.1	4.1	7.9	1.7	29.6	1.6	31.2
Our float increased 12% in 2022 and 36% since 2017. It should increase significantly in the next few years as Northbridge, Odyssey, Crum & Forster, Brit, Allied World and our international operations expand organically. The float in Run-off decreased in 2022 due to the payment of claims.

The table below shows the sources of our net earnings (the $1.2 billion gain on the sale of our pet insurance business is shown separately as Gain on sale of insurance subsidiaries):
	2022	2021
Underwriting profit – property and casualty insurance and reinsurance	1,105	801
Interest and dividends	962	641
Share of profit of associates	1,015	402
Life insurance, and Run-off underwriting loss	(167)	(309)
Non-insurance operating income	61	65
Operating income	2,976	1,600
Interest expense	(453)	(514)
Corporate overhead and other expense	(296)	(403)
Net gains (losses) on investments	(1,734)	3,445
Gain on sale of insurance subsidiaries	1,220	264
Pre-tax income	1,712	4,393
Income taxes and non-controlling interests	(565)	(992)
Net earnings	$1,147	$3,401
In 2022, we had record operating income of  $3.0 billion because of underwriting profit of  $1.1 billion, interest and dividends of approximately $1.0 billion and share of profit from associates of approximately $1.0 billion. There is no certainty in life but we feel like this level of operating income may be repeatable in the next few years. Net gains or losses on investments (losses of  $1.7 billion, mainly unrealized, in 2022) fluctuate on a yearly basis and only make sense in the long term.
Financial Position
The following table shows our financial position at the end of 2022 and 2021. When we have a controlling interest in a company (for example, Recipe or Thomas Cook India), we are required to consolidate that company’s financial statements into our own financial statements even though we do not guarantee the debt – and quite often it is an investment in a public company. Consequently, this table excludes the debt of our consolidated non-insurance companies:
	2022	2021
Holding company cash and investments (net of derivative obligations)	1,326	1,446
Borrowings – holding company	5,888	5,338
Borrowings – insurance and reinsurance companies	733	791
Total debt	6,621	6,129
Net debt	5,295	4,683
Common shareholders’ equity	15,341	15,050
Preferred stock	1,335	1,335
Non-controlling interests	1,969	2,931
Total equity	18,645	19,316
Net debt/total equity	28.4%	24.2%
Net debt/net total capital	22.1%	19.5%
Interest coverage	5.9x	13.0x
Interest and preferred share dividend coverage	4.9x	11.1x
Total debt/total capital	26.2%	24.1%
We ended 2022 with a very strong financial position, with $1.3 billion in cash and marketable securities plus an additional $1.0 billion of associates and consolidated investments held at the holding company (largely consisting of shares of Quess, Eurobank, Atlas and Thomas Cook India). Our total debt to total capital ratio in 2022 of 26% was a little higher than in 2021 due to our bond issue in August, and as our net profit in 2022 was less than in 2021, our interest coverage ratio was lower but still comfortable at 5.9 times versus 13.0 times in 2021. Our long-term (five -year) bank lines of  $2.0 billion are unused and we have no significant debt maturities until 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments
Recently I was going through a small booklet titled “John Templeton – Words of Wisdom” that Lauren Templeton, our Board member and the grand niece of Sir John Templeton, had put together. Sir John was my mentor for over 30 years and one of our largest shareholders in the first 15 years of our existence. We are giving each of the attendees at our upcoming annual shareholders’ meeting a copy of this booklet. The following quote in the booklet caught my eye:
“Whenever you can buy a large amount of future earning power for a low price, you have made a good investment.” December 1950
Of course, as I quoted Phil Carret in past annual reports, “Good management is rare at best, it is difficult to appraise and it is undoubtedly the single most important factor in security analysis.”
Well, great leaders generate large amounts of future earnings that over time make current prices seem inexpensive. We have been blessed to know many of these exceptional leaders.
Here’s how our great leaders performed in 2022:
Atlas, led by David Sokol and Bing Chen, had an outstanding year in 2022. Seaspan, the containership leasing company owned by Atlas, successfully executed on its newbuild program by delivering nine vessels, 115,400 TEU total, all ahead of schedule and each commencing their scheduled long-term charters. Execution of the remainder of Seaspan’s newbuild program remains on track, with the expected delivery of an additional 22 vessels in 2023 and 36 vessels in 2024. Atlas’ other business, APR Energy, continued to pivot to long-term predictable cash flow opportunities. In 2022, APR Energy extended two existing contracts to greater than three years in length and renewed numerous contracts with existing customers. The newbuild program at Seaspan is expected to push Atlas to more than $2 billion of revenue and $1.75 billion of adjusted EBITDA in 2025. This is a continuation of the consistent operational excellence that David and Bing have delivered together with creative turnkey solutions for their customers.
2022 was an active and successful year for Alan Kestenbaum and the talented team at Stelco. The company ended the year with its second-best fiscal result since going public despite an approximately 50% decline in steel prices over the summer. Stelco is benefiting from the Cdn$900 million it has invested in its Lake Erie Works mill since 2017, which has made the mill one of the lowest-cost operators in North America. Stelco entered 2022 with an extremely strong balance sheet and put its capital to good use, completing three substantial issuer bids during the year, thereby repurchasing approximately 29% of its outstanding shares. These repurchases have resulted in Fairfax’s ownership increasing to 24% from 17% at the beginning of the year. In addition to share repurchases, Stelco paid a Cdn$3 per share special dividend and increased its regular dividend to Cdn$1.68 per share from Cdn$1.20 per share. Stelco maintains over Cdn$700 million of net cash on its balance sheet and we anticipate that it will continue to be active both investing in its operations and efficiently returning excess capital to shareholders. We are excited to continue as a significant investor in Alan Kestenbaum’s leadership at Stelco.
Eurobank, under Fokion Karavias’ leadership, also had an outstanding year in 2022 at every level. After years of hard work, the bank reported strong profitability with returns on tangible equity of 11.4%, lower bad debts (NPE ratio down from 7% to 5%) and strong capital levels (CET 1 ratio up from 12.7% to 15.2%). This was achieved while maintaining the lowest cost-to-income ratio amongst its Greek peers and growing core lending volumes. Greece itself had a strong 2022 with GDP growth (about 6%) ahead of nearly all its OECD peer group, and the debt-to-GDP ratio expected to fall to 170% and fall again in 2023 to 160%. We expect that Greece will achieve investment grade status within the next 12 to 24 months despite the external pressures from inflation and the Ukraine war. Looking ahead, Greece will have elections in the first half of 2023 and we believe the Greek people will recognise the achievements of Prime Minister Mitsotakis and re-elect him for a second term with a majority. Even with Eurobank stock hitting recent highs of €1.45, the shares have a long way to go as Eurobank will likely earn over 20 euro cents per share in 2023.
Recognizing the outstanding results achieved at Grivalia Hospitality by George Chryssikos, Vice Chair of Eurobank, in 2022 we increased our ownership to 78%. Grivalia Hospitality is a leading investor in Greece’s booming ultra-luxury hotel space, with three operating assets and seven under development. You will remember that George ran Grivalia Properties, a public company of which we owned 51%. Eurobank and Grivalia Properties merged in 2019 when Eurobank needed capital. The gains from Grivalia Properties and the Eurobank shares we acquired on the merger have resulted in a total gain to Fairfax of approximately $1 billion. We gratefully add George’s name to Richie Boucher’s from the Bank of Ireland, who was our first billion dollar man.
After two years of pandemic-related closures, 2022 represented a return to normalcy for Recipe. System sales increased to Cdn$3.4 billion, up 27% from 2021 and 2.4% higher than 2019! The surge of business that developed post-lockdown offset the dining room closures that lasted most of the first quarter of 2022. Frank Hennessey and his team at Recipe continue to do an excellent job managing profitability in the face of high food and labour inflation. Now as a private company, management is focused on returning the company to pre-COVID level profitability, optimizing the brand portfolio to maximize cash flows and accelerating the growth of the most popular and emerging brands.
Sporting Life Group had another highly successful year in 2022. CEO Chad McKinnon and his management team, including Freddie Lecoq and Barry Williams, continued to produce outstanding results by delivering the company’s second-best revenue year. Bill Gregson, former CEO of Forzani, Recipe and The Brick, continues to be our trusted consultant on all things retail and real estate-related in Canada. We are very happy to have him in our corner. The substantial free cash flow generated by the business over the last few years allowed Sporting Life Group to repurchase the shares of one of our previous partners. With the business now totally under our ownership, Sporting Life Group is back to growth, with new Sporting Life locations opened in 2022. We expect the growth to continue in 2023 with some exciting initiatives to be announced soon!
Dexterra is on track to achieve its vision of becoming a leader in delivering quality solutions to create, manage and operate infrastructure. John MacCuish is retiring after an outstanding performance for us, from rescuing Carillion from bankruptcy to the merger with Horizon North to form Dexterra. A big thank you to John for his leadership and dedication to Dexterra and best wishes to him and his family for a long and healthy retirement. The new CEO Mark Becker has been a senior leader in the organization for several years and is supported by three strong business unit Presidents. Dexterra closed two important integrated facilities management acquisitions early in the year and, coupled with organic growth, this strategic business unit almost doubled in size in 2022. The workforce accommodations segment also continued to build market share and deliver strong profitability while capitalizing on higher activity levels in Canada’s resource industries, although Dexterra’s modular business experienced short-term profitability challenges given high inflation and supply chain disruptions. Management expects to continue to build its modular platform and diversify its product mix, with strong demand for social and affordable housing across Canada.
John Chen continues to strengthen BlackBerry in its two high growth markets – cybersecurity and embedded operating systems for the automotive industry. Within its Internet of Things, expanding further into verticals like medical, industrial and aerospace remain opportunities to accelerate growth. Its patent portfolio monetization is expected to occur in 2023 after some hurdles in 2022.
Fairfax continues to jointly own Peak Achievement with its partner, Sagard Holdings. Peak’s core brands are Bauer, the leading hockey brand, and Maverik, a leading lacrosse brand. Peak also owns a minority investment in Rawlings, which is the number one brand in baseball. Fairfax paid $154 million for its stake in Peak in 2017. Since that time, EBITDA has increased steadily in the hockey and lacrosse businesses, and Fairfax has received $54 million in dividends. The current inflationary environment has highlighted the strength of Peak’s brands as demand for its products has accelerated even as the company has raised prices. More to come under CEO Ed Kinnaly’s leadership, with opportunities in direct-to-consumer business, apparel and the overseas demand for innovative hockey equipment.
We continue to invest with Byron Trott through various BDT Capital funds. Since 2009, we have invested $772 million, have received $960 million in distributions and still have investments with a year-end market value of $508 million. Byron and his team have generated fantastic long-term returns for Fairfax, and we very much look forward to our continued partnership.
Since we met Bill McMorrow and Kennedy Wilson in 2010, we have invested $1.2 billion alongside with them in real estate, have received cash proceeds of  $1.1 billion and still have real estate worth about $570 million. Our average annual realized return on completed projects is approximately 22%. We also own 10% of the company. More recently we have been investing with Kennedy Wilson in first mortgage loans secured by high quality real estate in the western United States, Ireland and the United Kingdom with a loan-to-value ratio of 60% on average. At the end of 2022, we had invested in $2.0 billion of mortgage loans in the U.S. at an average yield of 8.1% and an average maturity of 1.7 years, and in approximately $350 million of mortgage loans in the U.K. and Europe at an average yield of 6.0% and an average maturity of 2.5 years.
During 2022 we converted our preferred share and warrant investment in Altius Minerals to a 14% equity interest in the company. Brian Dalton and his team celebrated Altius’ 25th anniversary in the summer of 2022, and there was much to cheer about. The company’s royalty business model continues to ride the wave of commodity price inflation and expected project expansions (no funding required from Altius!) to meet the demands of a decarbonizing world. Altius’ renewable energy royalty business is also generating meaningful momentum.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax owns 44% of Exco Resources, a U.S. oil and gas producer. In 2022, Exco reacted to surging energy prices by accelerating drilling. Over the year, daily net production increased 60%. Despite far greater activity, Exco completed another year with zero OSHA recordable incidents for company employees. In 2022, Exco added approximately twice as much to its reserves as it extracted through production, and the PV-10 value of reserves doubled year over year. Exco remains financially sound, generating strong cash flow and using modest leverage. Led by Chairman John Wilder and CEO Hal Hickey, with our Wendy Teramoto and Peter Furlan as Board members, Exco continues to control costs and drill high return wells. John and Hal are great leaders and Fairfax is well served by their stewardship.
It was an eventful year for the team at Foran Mining, led by its CEO, Dan Myerson, and its founder, Darren Morcombe, as the company made progress advancing its world-class McIlvenna Bay carbon neutral copper project in Saskatchewan. McIlvenna Bay is located in the prolific Flin Flon Greenstone Belt, a region that has produced 320 million tonnes of copper ore. Foran’s McIlvenna Bay project is currently estimated at 40 million tonnes, but could become even larger if recent drilling results at the adjacent Tesla deposit are any indication. McIlvenna Bay has attractive economics with low expected costs. Foran made tremendous progress financing the first phase of McIlvenna Bay, entering into a term sheet with Ontario Teachers Pension Plan for an investment of up to Cdn$200 million for a 19.99% interest in the McIlvenna Bay project. The Ontario Teachers’ investment helps validate the project and implies a total project value of Cdn$1 billion. In addition to the Ontario Teachers’ financing, Foran announced a $150 million credit facility with Sprott Asset Management. In order to help facilitate the two transactions, Fairfax exercised its warrants early, purchasing 16 million shares at a price of Cdn$2.09 per share. As a result of exercising the warrants, Fairfax’s ownership in Foran has increased to 27.9% from 23.1%. McIlvenna Bay is now effectively fully financed and the project is on track to begin operations in 2025.
Commercial International Bank continued to strengthen its position in 2022. With a foreign exchange squeeze and an eventual currency devaluation in Q4, the Egyptian economy was very weak for most of 2022. Nonetheless, CIB increased its loan book by 35% and earnings by 21% during the year – a testament to Hussein Abaza’s strong leadership. With an expected return on equity of 25% for the year, CIB’s mid-year valuation at 1 times book value looked ridiculous. Things changed dramatically in Q4 and into the new year with the share price up over 100% –  in February it was almost EGP 60 per share. The shares still appear attractive at 2 times book value and 8 times 2023 expected earnings. Do not call it a comeback but founder Hisham Ezz Al-Arab is now back at CIB as Chairman. We continue to expect CIB’s book value to compound at high double-digit rates as it has for over 20 years.
The Helios Fairfax Partners team led by Tope Lawani and Babatunde Soyoye continued to make significant progress during 2022 on two fronts. First, its exposure to its legacy asset, Atlas Mara, was eliminated, with recoveries of $58 million received during the year in addition to $10 million from other asset disposals. Second, new investments such as NBA Africa and Trone continue to appreciate. Investments made during 2022 included Event Horizon Entertainment (part of Helios’ emerging Entertainment platform along with NBA Africa) and Digital Ventures. While the dramatic rise in global interest rates has put downward pressure on valuations of Helios’ portfolio and as a result its net asset value, these investments should be value accretive for shareholders in the long run as more and more opportunities bubble to the surface. Helios remains the only dedicated African investment vehicle with scale and cash to deploy.
AGT, run by founder and CEO Murad Al-Katib, had a record year in 2022, with EBITDA of over Cdn$150 million. This is a dramatic improvement from the time of the take-private transaction almost four years ago when the business was generating slightly over Cdn$60 million in EBITDA. This growth in EBITDA was driven by strong processing margins as the global market for pulses (beans, lentils and peas) has continued to normalize after the initial disruption of import tariffs being implemented by the world’s largest consumer of pulses, India. AGT also had stronger profitability in its expanding bulk handling and packaged foods and ingredients segments and is a key supplier for global humanitarian programs in Ukraine, Syria and Afghanistan and famine relief programs for the Horn of Africa. One of AGT’s largest processing facilities is located in Mersin, Turkey. While staff and the plant itself were not harmed, we are deeply saddened by the tragedy caused by the earthquakes in southern Turkey. AGT has committed to use its extensive infrastructure to help in the relief efforts. Fairfax has an approximate 60% stake in AGT and we are excited by the ever increasing plant-based applications in everyday food and by AGT’s growing pasta business.
Farmers Edge had a very challenging year in 2022. Unfortunately, the performance since the IPO in 2021 has been extremely disappointing. Vibhore Arora, former Country Leader of Amazon Canada, took over as CEO of Farmers Edge in June with the goal of growing new acres, improving execution, product delivery and the customer experience, building enterprise partnerships and a new management team and right sizing the cost structure. We are very excited about the initiatives taken already to move the business on a pathway towards positive cash flow generation. FarmCommand is a leading precision farming application and we are pleased to see that Vibhore has been successful at refining the business strategy, which is key for reducing the cash burn rate and bringing in new elements for future success.
Boat Rocker Media, led by John Young as CEO and Co-Chairmen and founders David Fortier and Ivan Schneeberg, produced a company record five premium scripted dramas during the year: Beacon23, Slip, Robyn Hood, Orphan Black Echoes and American Rust season two. The Kids and Family and Representation businesses also produced steady cash flow for the company. To address the disappointing performance since the IPO, management is refocusing the business on its cash generating units in an effort to harvest cash to redeploy in exciting IP opportunities in the future. Despite the much-discussed pullback in streaming budgets, the demand for content continues to grow.
Since 2008 we have invested with founder Kyle Shaw and his private equity firm ShawKwei & Partners. ShawKwei takes significant stakes in middle-market industrial, manufacturing and service companies across Asia, partnering with management to improve their businesses. We have invested $422 million in two funds (with a commitment to invest an additional $178 million), have received cash distributions of  $203 million and have a remaining value of $366 million at year-end. The returns to date are primarily from our investment in the 2010 vintage fund, which, increasing 46% in value in 2021 but decreasing 28% in value in 2022, has generated a 14% compound annual return since 2010. The 2017 vintage fund, which has drawn about 55% of committed capital to date, increased 31% in value in 2022 – mainly from its investment in CR3 – but still has a compound annual return of approximately minus 7% since inception.
Led by its outstanding Chairman and CEO Krishan Balendra, John Keells Holdings is the largest listed conglomerate in Sri Lanka, with a significant presence in leisure, consumer foods, retail, transportation, property and financial services and a great long-term record. In the middle of the external crisis faced by Sri Lanka, the company raised $75 million in equity capital, entirely provided by Fairfax, to fund the upcoming West Container terminal in the port of Colombo. This investment was made in the form of convertible debentures having the option to convert any time after 18 months from the date of issuance at a price of Sri Lankan Rs130 per share. Fairfax, through its direct and indirect holdings, has a 13% equity interest in the company currently which would increase to 24.5% upon full conversion. I believe that Sri Lanka will continue to be resilient and overcome the current challenges, as it has done on numerous occasions in the past, and that the country will soon begin again to realize its tremendous potential. John Keells Holdings is well-positioned to benefit from the revival of the Sri Lankan economy.
I have mentioned to you that the renaissance of value investing may have begun in 2021: it has carried forward through 2022 and now into 2023. Tech stocks, cryptocurrency and other speculations have come down significantly from their highs – in spite of the rebound in the last few months. The table below shows you that even the FAANG stocks and Microsoft have come down significantly from their highs. Companies like Zoom and Shopify that hardly make any earnings have come down very significantly. The crash in the dot.com bubble in 2000 may be a guide: the NASDAQ dropped 50% from its high in 2000 and then dropped another 50% in the next two years. Companies that had no earnings mostly disappeared (a major exception being Amazon) and even Microsoft did not reach its 2000 high price of  $60 for another 16 years. Caveat emptor! As Ben Graham said years ago, human nature has not changed at all over all these years.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	Market Cap at March 3, 2023	2021 High Stock Price	Stock Price at March 3, 2023	% Decline from High
	($ billions)	$	$
Alphabet	1,202	151	94	-38%
Amazon	972	189	95	-50%
Apple	2,390	182	151	-17%
Meta	480	384	185	-52%
Netflix	140	701	315	-55%
Microsoft	1,900	350	255	-27%
Zoom	21	452	71	-84%
Shopify	61	176	43	-75%
Pinterest	18	90	26	-71%
Tesla	626	414	198	-52%
Ark Innovation	8	160	40	-75%
Lemonade	1	188	16	-92%
Palantir	18	45	8	-82%
Bitcoin		68,992	22,241	-68%
Many of the stocks that we own like Atlas, Eurobank and Stelco did very well in 2022 and we expect that to continue.
In last year’s annual report, we mentioned inflation and higher interest rates as the big risk we face. The risk is still the same. As rates go higher, they will have an impact on the economy – 4% across the curve does not seem to do it! Higher rates will destroy the speculation we continue to see in areas such as high tech, SPACs and cryptocurrency. Credit also may be very vulnerable to higher rates as the economy goes into recession. Credit has been very easy all over the world with very low interest rates. While it is difficult to predict, we will not be surprised at a black swan event that arises in the credit area, particularly in the U.S. and Europe, because of the “easy money” that has prevailed for the past decade. Higher interest rates may reveal some “Ponzi” financial structures that we cannot see today!
Our team at Hamblin Watsa led by Wade Burton, with strong support from Lawrence Chin, Roger Lace and Brian Bradstreet, continues to navigate the uncertain economic environment while providing excellent returns for you, our shareholders.
Shown below are the Hamblin Watsa professionals with their individual areas of focus:
Hamblin Watsa Professionals	Responsibility
Wade Burton and Lawrence Chin	United States and Canada (stocks & bonds)
Reno Giancola	Canada (stocks & bonds)
Jamie Lowry and Ian Kelly	Europe (stocks & bonds)
Quinn McLean	Middle East, South Africa and private companies
Yi Sang	Asia (stocks & bonds)
Gopalakrishnan Soundarajan	India (stocks & bonds)
Jeff Ware	South America (stocks & bonds)
Wendy Teramoto	Private companies
Peter Furlan	Chief Research Officer
Paul Ianni	Private and public companies
Davis Town	Public companies
Joe Coccimiglio	Private and public companies
Nav Sidhu	Private and public companies
Paul Blake	Stock trading
Kleven Sava	Bond trading

The team has really jelled under Wade and Lawrence and its members are empowered in their respective areas of responsibility. Roger Lace, Brian Bradstreet, Chandran Ratnaswami and I continue to manage the rest of the portfolio with much input from Wade and his team. We now have a small investment committee consisting of Wade Burton, Roger Lace, Brian Bradstreet, Lawrence Chin, Chandran Ratnaswami, Quinn McLean, Peter Clarke and me that reviews large investments, asset mix, regulatory requirements and performance. While committee decision-making in investments has some serious performance risks in our mind, we use this format solely to share information and discuss the pros and cons of any investment. And importantly, our empowering portfolio management structure fosters an entrepreneurial spirit and allows our individual team members to perform well using both a collaborative and an independent approach. We are excited about the future returns we expect from our investment team.
Miscellaneous
As expected, we maintained our dividend of  $10 per share in 2022 and used our excess cash flow to buy back 387,790 shares in the market. Since we began paying cash dividends, we have paid cumulative dividends of $3.4 billion or $152 per share. Our book value per share would have been $152 per share or 23% higher if we had retained all our earnings. Don’t forget the dividends in your return calculation!
The huge strength of our company – and impossible to copy – is the fair and friendly culture we have built in each of our companies over the past 37 years. Fairfax, our holding company, is led by Peter Clarke and our 11 outstanding Fairfax officers who have the highest integrity, team spirit and no ego. We are focused on protecting our company from unexpected downside risks and very quickly taking advantage of opportunities when they arise. On average, our officers have been with us for 19 years. The bedrock of our company is trust with a long term focus.
In early 2022 we were lucky enough to hire Sanjay Tugnait as President and CEO of Fairfax Digital Services – a new role for Fairfax. Sanjay has years of experience and knowledge in the digital space and has provided our companies with many introductions to the vast contacts he has in the industry. Sanjay works with our companies assisting in their digital initiatives and progressing all things digital at Fairfax – always in our decentralized style.
We were very saddened earlier this year with the passing of Alan Horn. Alan served as an independent Board member and Chair of our audit committee from 2008 to 2018 and was a Board member of Fairfax India since its inception. We benefited greatly from Alan’s business acumen, guidance and commitment to excellence. Alan was a trusted advisor and dear friend of Fairfax.
We are honoured that Brian Porter, who earlier this year retired as CEO of Scotiabank after ten years as President and CEO and a 40-year career at the Bank, has agreed to join our Board as an independent director. Brian will be an excellent addition to our Board, as he is very comfortable with the Fairfax culture and we will benefit from his vast business experience.
I am pleased to announce that late in 2022 we updated our ESG report, which illuminates the many ways in which our companies support and advance the objectives on which ESG is focused. We believe – and always have – in doing good by doing well. You can read our full ESG report on our website www.fairfax.ca.
We continue to be involved in the BlackNorth initiative. As mentioned last year, the BlackNorth initiative seeks to drive social change, starting in Canadian boardrooms. Continued progress has been made to address and improve the lives and increase the opportunities of members of the black community. Craig Pinnock, Northbridge’s CFO, continues to chair the Black Initiative Action Committee within our group of companies, and our companies continue to make progress in line with that committee’s recommendations. Many of these actions are listed in our above-mentioned 2022 Fairfax ESG report.
We continue to focus on how Fairfax can survive for the next 100 years, long after I have gone! Our outstanding culture and my effective voting control will certainly help. As I have mentioned many times in the last 37 years, you, our shareholders, suffer a major negative as our company is not for sale at any price. Of course, we have to perform for you over time and we plan to do exactly that in the long term.
You will be interested in some of the cumulative numbers over Fairfax’s 37 years. Over that time, we have written cumulative premiums of  $229 billion while providing outstanding service to our customers. We are paying annual salaries and benefits to our employees all over the world of  $3 billion. We have made cumulative donations of $288 million since we began our donations program in 1991 and, yes, over the 37 years we have paid cumulative taxes of  $4.3 billion. This is why we consider business a force for good and why countries that are business friendly succeed mightily. We are a small microcosm of what business does worldwide.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Our donations program continues to thrive in the communities where we do business all over the world. In our decentralized structure, each company and its employees make decisions on charitable endeavors that are most important to them and the communities in which they live and work.
I need to especially highlight the important work that we are doing on behalf of our over 1,500 employees (over 5,000 including family members) in Ukraine, following Russia’s brutal invasion in February 2022. Spontaneously, all our companies, from Colonnade in Eastern Europe to Dublin and across the world, sprang into action to help our Ukrainian companies. Along with our entire global network, our three CEOs in Ukraine – Andrey Peretyazhko, Oleksiy Muzychko and Svyatoslav “Slava” Yaroshevych, who lead our insurance companies which collectively form the largest property and casualty insurer in Ukraine – rose to the challenge in support of their employees, customers and communities. Within days of the invasion, a Fairfax Ukraine Support Team was established to advise and assist our people in the country. ffh Management Services in Dublin spearheaded the operational arm of the team and, with the help of the Colonnade leadership group, rapidly built a digital portal and dashboard to organize support requirements and available resources throughout Eastern Europe. Fairfax family volunteers emerged from across the globe offering their labour, their resources, and in a few instances their own homes – taking in women and children displaced by the war.
As the invasion expanded in both size and magnitude, Fairfax enlisted the support of experienced combat and crisis response leaders, including a renowned former Canadian General, a former U.S. Special Operations Commander and a team of global response and disaster management professionals. Jean Cloutier at Fairfax has been working together with the three CEOs and the Ukraine Support Team to help ensure the safety of our Ukrainian employees and their families. We owe a huge thank you to our Ukraine Support Team – please keep our Ukrainian CEOs, their employees and families and the people of Ukraine in your thoughts and prayers.
In 2022, we donated $26 million, for a total of  $288 million since we began our donations program in 1991. Over the 32 years since we began our donations program, our annual donations have gone up approximately 147 times at a compound rate of 17% per year. We are now donating 2% of pre-tax profit each year to charities across the globe – 1% through each of our insurance companies and 1% through our Fairfax foundations. Allow me to highlight briefly just a few examples of our company donations:
The Northbridge Cares program focuses on empowering, educating and supporting Canadian at-risk youth, allowing them to reach their full potential. To facilitate this initiative, Northbridge partnered with six national organizations including Pathways to Education, ThriveYouth and Jack.org. In 2022, noting that food insecurity had become a major concern for youth and families across Canada, Northbridge made a special donation to Food Banks of Canada in addition to the charities it supports annually.
In 2022, the Odyssey Group Foundation continued its support for charitable organizations focused on healthcare, food, shelter, community and human services, education, disaster relief and cancer research. Most notable was its pledge of  $10 million to Stamford Health to construct the Odyssey Group Breast Cancer Center and address the growing need for breast cancer treatment. Other new beneficiaries included Blood Cancer UK to support The Matthew Wilson Multiple Myeloma Fund, and the International Committee of the Red Cross to support humanitarian efforts in the Ukraine region. The Foundation’s long-term partners include Americares, Institut Pasteur, The Actuarial Foundation and St. John’s School of Risk Management.
Crum & Forster supports charitable organizations across the United States through giving at the corporate level, the business unit level and the employee level, where employees take a leadership role in directing donations through the Charitable Impact Committee. In 2022, that Committee received over 65 nominations from Crum & Forster employees and voted on which 18 causes to support, including Peoples Oakland, a holistic wellness and recovery center serving people with chronic and severe mental illness; Warrior Ranch Foundation, which provides equestrian workshops to military veterans and first responders in order to combat trauma; and H.O.P.E. Inc. (Helping Other People become Empowered), which assists single parents in supporting their children and planning for a bright future. In 2022, Crum & Forster celebrated its historic 200th anniversary at Ellis Island with its employees, business partners and Fairfax. As part of the celebration, the company donated to the Ellis Island Foundation and attendees crafted hearts with inspirational messages, directed by Hearts of Hope, an organization that distributes these symbols of support to their charitable partners.
Zenith employees came together in 2022 for their third annual Give Together Campaign, raising money and awareness for both the Boys and Girls Clubs of America and Meals on Wheels America. The Boys and Girls Clubs of America seek to ensure the academic and personal success of every member while encouraging good character and a healthy lifestyle. Meals on Wheels America is an organization supporting more than 5,000 community-based programs dedicated to addressing senior isolation and hunger. This network serves virtually every community in America, delivering nutritious meals, friendly visits and safety checks to America’s seniors, enabling them to live nourished, independent and dignified lives. Zenith also made a special donation to the Red Cross for disaster relief efforts critically needed to stabilize and rebuild various communities, including those impacted by Hurricane Ian.
During 2022, Matthew Wilson and his family established The Matthew Wilson Multiple Myeloma Fund, working closely with Blood Cancer UK to support the search for earlier detection of blood cancers, enhanced quality of life for patients and research for new cures. Brit donated £550,000 to the Fund in 2022 and helped raise £2.5 million at a gala with a target of raising a further £2.5 million in 2023. Also in 2022, Brit donated to the Disaster Emergency Committee supporting the Ukraine Humanitarian Appeal, which aids those displaced by the conflict both inside Ukraine and in neighbouring countries, and continued to support its flagship initiative, the Soweto Academy, a school situated in the largest impoverished area in Africa, in order to fund teachers’ salaries, school uniforms, equipment and pupil transport so that the Academy could continue its vital work in providing education and a safe haven from abuse and poverty.
In 2022, Allied World supported a variety of charities and community projects focused on education, healthcare and addressing social challenges. Beneficiaries included the Family Center, Habitat for Humanity, Make-A-Wish Foundation, The Matthew Wilson Multiple Myeloma Fund, Society for the Blind, St. Baldrick’s Foundation and Support Dogs. A significant donation was also given to the International Rescue Committee to support critical aid for families displaced by the war in Ukraine. Additionally, Allied World continues to support the National Wildlife Federation in order to research how natural systems can be used as a risk mitigation tool, as well as Career Ready, a charity committed to providing every young person, regardless of background, the opportunity to kickstart a prosperous and rewarding future.
In 2022, RiverStone donated to over 60 organizations focusing on reducing food insecurity, providing educational opportunities, supporting veterans’ needs and more in the communities where its associates live and work; made a special donation to aid the humanitarian crisis in Ukraine; and made its first-ever environmental grant to support the conservation of land, water and wildlife in southern New Hampshire; and continued its 3:1 donation matching benefit grant program and the associate-led Community Support Committee providing significant financial support to causes and organizations that are important to its associates.
As the Fairfax company in closest proximity to the war in Ukraine, Colonnade’s primary focus of charitable action in 2022 was to support our Ukrainian employees and their families, as well as Ukrainian society at large. In 2022, Colonnade facilitated and financed the relocation from Ukraine of 166 adults and 93 children to Poland, Slovakia, Hungary, Czech Republic, Romania and Bulgaria and made financial contributions to cover housing and general daily expenses. Matching employee donations, Colonnade built a fund which was used to purchase lifesaving medical equipment for Ukrainian hospitals. Besides financial contributions, more than 50 employees offered various other types of support: transportation, clothing, food, groceries, household equipment and volunteer mentor services for Ukrainian families and individuals in need.
Following one of the most devastating floods in South Africa’s history, affecting the KwaZulu-Natal Province, Bryte supported the affected communities by donating to Gift of the Givers, which coordinated community support and recovery. Bryte also continued its focus on supporting youth development through ongoing investment in its partnership with the Maharishi Institute.
Through its subsidiaries and operating entities in nine regions, Fairfax Asia contributed significantly to charitable initiatives, education and catastrophe relief across the continent. Apart from these donations, Fairfax Asia also continued to participate in various programs such as environmental awareness, insurance awareness, road safety practices and disaster relief.
In Indonesia, AMAG distributed food packets and other relief items to victims of the Cianjur earthquake. AMAG also aided in distributing food packets to low-income members of society in Jakarta. In India, Paramount Health Services was involved in education programs, rural health awareness and food distribution programs. Fairfirst in Sri Lanka donated over 100 computers and related peripherals to various government departments, and held various multilingual education programs across the country promoting health and safety awareness, including driving safety. Falcon Hong Kong and Falcon Thailand were involved in various community relief, homeless shelter, food, medical care and educational programs across their respective countries.
At Fairfax Latin America and its subsidiaries in 2022, employees worked as a team to refurbish a neglected rural school in Colombia, giving more than 40 children a better place to study; through the Corazon Verde Foundation, educational support was provided to more than 100 orphans of the Colombian National Police force; ten scholarships were granted to young people from one of the most vulnerable areas of Uruguay to help foster a brighter future and break the cycle of poverty; and assistance was provided to children in Chile (and Ukraine) in various vulnerable situations, including children in foster homes, children with disabilities and children from

FAIRFAX FINANCIAL HOLDINGS LIMITED

vulnerable communities. Additionally in 2022, Fairfax Latin America made a special donation to the Ministry of Social Policy to help Ukrainians through these difficult times.
Gulf Insurance Group and its subsidiaries, operating in 13 markets across the Middle East and North Africa region, made special contributions to the Masharee Al Khair charity organization in Kuwait and to the people of Ukraine impacted by the war, and contributed significantly to various initiatives in the fields of health, education, sports, environment, women’s empowerment and other important causes, applying a “need-of-the-hour”-based approach to various initiatives in these markets both internally and externally.
In February 2023 Fairfax committed to a $1 million donation to the earthquake relief efforts in Turkey. We are deeply saddened by the devastation and loss of life from the February earthquakes, and wanted to assist in providing essential relief and rehabilitation services for people affected by this terrible tragedy.
Beginning in 2023 we will publish a separate report on our charitable givings and donation programs. We believe our shareholders and employees will enjoy seeing all the good our companies do by doing well.
The Fairfax Leadership Workshop continues to grow and develop our leaders of tomorrow. Because of the pandemic, we had not been able to hold in-person workshops for two years, but in 2022 we were able to hold our tenth workshop here in Toronto. In addition to the workshop we have for our senior leaders here in Toronto, each of our companies in every part of the world designs its own programs to meet its specific needs: for example, Fairfax Asia continues to train and develop its senior leaders through a leadership workshop that it has designed with their needs in mind. So far 216 people have gone through the Fairfax Leadership Workshop, ensuring that we provide our employees with the training and tools they need to successfully perform their duties and in turn provide our customers with unique and outstanding service. Our Presidents also work to ensure that the welfare and health of our employees is paramount in all that they do. Doing good by doing well!
As a result of the pandemic, we have recently been unable to hold our annual investor trip to India, but we plan to bring it back in 2024. Travel is opening up again and Thomas Cook India will offer you the trip of a lifetime!
The Value Investing Conference held by George Athanassakos the day before our annual shareholders’ meeting will take place again this year – and finally in person! This will be its eleventh year and I highly recommend that you attend – it is well worth your time. If you have not attended in the past, please see the website for details: bengrahaminvesting.ca. Many who have participated have mentioned to me that it is one of the best of its kind, and this year’s lineup of speakers, as usual, is outstanding. This year’s featured keynote speakers are Howard Marks, Co-Chairman of Oaktree Capital Management, and Vicki Hollub, CEO of Occidental Petroleum.
Similarly to previous years, Fairfax India (of which many of you are also shareholders) will hold its annual shareholders’ meeting at 2:00 p.m. (Toronto time) on the date of our annual shareholders’ meeting, April 20: details will be posted on its website. Helios Fairfax Partners will hold its investor day at 2:30 p.m. on the day before, April 19: details will be posted on its website.
As we have done for the last 37 years, we look forward once again to seeing all of you in person at our annual shareholders’ meeting in Toronto, where our leaders will be ready to answer all your questions. We are truly blessed to have loyal, long-term shareholders like you, and I look forward to seeing you on April 20.
March 10, 2023
V. Prem Watsa
Chairman and Chief Executive Officer

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FAIRFAX FINANCIAL HOLDINGS LIMITED

Directors of the Company
Robert J. Gunn
Corporate Director
The Right Honourable David L. Johnston
Corporate Director
Karen L. Jurjevich
Principal, Branksome Hall
R. William McFarland
Corporate Director
Christine N. McLean
Corporate Director
Brian J. Porter (as of April 2023)
Corporate Director
Timothy R. Price
Chairman, Brookfield Funds, a division of
Brookfield Asset Management Inc.
Brandon W. Sweitzer
Dean, School of Risk Management, St. John’s University
Lauren C. Templeton
President, Templeton and Phillips Capital Management, LLC
Benjamin P. Watsa
Chief Executive Officer, Marval Capital Ltd.
V. Prem Watsa
Chairman and Chief Executive Officer of the Company
William C. Weldon
Corporate Director
Officers of the Company
Jennifer Allen
Vice President and Chief Financial Officer
Bryan Bailey
Vice President, Tax
Derek Bulas
Vice President and Chief Legal Officer
Peter Clarke
President and Chief Operating Officer
Jean Cloutier
Vice President and Chairman International
Vinodh Loganadhan
Vice President, Administrative Services
Bradley Martin
Vice President, Strategic Investments
Olivier Quesnel
Vice President and Chief Actuary
Thomas Rowe
Vice President, Corporate Affairs
Eric Salsberg
Vice President and Corporate Secretary
John Varnell
Vice President, Corporate Development
Michael Wallace
Vice President, Insurance Operations
V. Prem Watsa
Chairman and Chief Executive Officer
Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
General Counsel
Torys LLP

Operating Management
      Fairfax Insurance Group
Andrew A. Barnard, President
      Northbridge
Silvy Wright, President
Northbridge Financial Corporation
      Odyssey Group
Brian D. Young, President
Odyssey Group Holdings, Inc.
      Crum & Forster
Marc Adee, President
Crum & Forster Holdings Corp.
      Zenith National
Kari Van Gundy, President
Zenith National Insurance Corp.
      Brit
Martin Thompson, President
Brit Limited
      Allied World
Lou Iglesias, President
Allied World Assurance Company Holdings, Ltd
      Fairfax Asia
Ramaswamy Athappan, Chief Executive Officer
Gobinath Athappan, Chief Operating Officer
and President, Pacific Insurance
      Insurance and Reinsurance – Other
Bruno Camargo, President
Fairfax Brasil
Jacek Kugacz, President
Polish Re
Peter Csakvari, President
Colonnade Insurance
Edwyn O’Neill, President
Bryte Insurance
Fabricio Campos, President
Fairfax Latin America
Andrey Peretyazhko, President
ARX Insurance
Oleksiy Muzychko, President
Universalna Insurance
      Eurolife
Alexander Sarrigeorgiou, President
Eurolife FFH Insurance Group
      Run-off
Nicholas C. Bentley, President
RiverStone Group
      Other
Bijan Khosrowshahi, President
Fairfax International
Wade Burton, President
Hamblin Watsa Investment Counsel

Head Office        95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7
Telephone:  (416) 367-4941
Website:  www.fairfax.ca